22


06011472

82- SUBMISSIONS FACING SHEET


Follow-Up
Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Agora SA

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4941 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 3/6/06

82-4941

RECEIVED

2005 FEB 22 P 2:16

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ARIS
12-31-05

AGORA ~~GROUP~~ SA
REPORT FOR THE FOURTH QUARTER OF 2005
PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

TABLE OF CONTENTS

4

AGORA GROUP
MANAGEMENT DISCUSSION AND ANALYSIS (MD&A)
OF THE COMPANY'S RESULTS FOR THE FOURTH QUARTER OF 2005
PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

AGORA GROUP
MANAGEMENT DISCUSSION AND ANALYSIS (MD&A)
OF THE COMPANY'S RESULTS FOR THE FOURTH QUARTER OF 2005
PRESENTED ACCORDING TO
INTERNATIONAL FINANCIAL REPORTING STANDARDS

REVENUE PLN 1,202 MILLION, NET PROFIT PLN 127 MILLION, OPERATING EBITDA PLN 253 MILLION, OPERATING CASHFLOW PLN 230 MILLION, FREE CASH FLOW 186 MILLION

Unless indicated otherwise, all data presented herein represent the period of January – December 2005, while comparisons refer to the same period of 2004. All data sources are presented in part IV of this MD&A.

Unless explicitly stated otherwise, advertising market data referred to herein are based on Agora's estimates adjusted for average discount rate and are stated in current prices. Given the discount pressure and advertising time and space sell-offs, these figures may not be fully reliable and will be adjusted in the consecutive reporting periods. The estimates refer to advertising expenditures in four media (TV, print, radio and outdoor), which in case of print do not include classifieds, inserts and obituaries. The estimates are based on rate card data obtained from the following sources: AGB Polska monitoring, CR Media monitoring, EXPERT MONITOR monitoring, Agora SA monitoring, Izba Gospodarcza Reklamy Zewnętrznej monitoring.

In this MD&A Agora has corrected the advertising figures for 2004 and the previous years. The data referred to herein are based on the corrected estimates of the Company.

I. IMPORTANT EVENTS AND FACTORS WHICH INFLUENCE THE FINANCIALS OF THE GROUP

- Revenues of the Group amounted to PLN 1.2 billion and grew 20% yoy. Advertising sales rose by 11%, book sales by 209% with flat circulation revenue (up 0.3%).
- According to Agora's estimates, advertising spending in 2005 grew by 12%. Political campaigns before elections in the fall 2005 contributed to the growth.
- In 2005 *Gazeta* sold 2.7% copies more than last year, while total paid circulation of newspapers (excluding *Nowy Dzień*) declined by 2.4% *Gazeta's* share in the newspaper advertising market was 41%.
- Book collections generated sales of PLN 181 million and operating profit of PLN 22 million.
- Advertising sales of AMS grew by 27%, operating EBITDA margin stood at 19%.
- In November 2005 Agora launched a new national daily, *Nowy Dzień*. Average daily paid circulation of the daily in the fourth quarter of 2005 was 190 thousand copies.
- The Group's operating EBITDA stood at PLN 253 million and the EBITDA margin was 21%. The Group posted PLN 127 million of net profit *[1] [2]*.

Wanda Rapaczynski, President of the Management Board said:

"We can't but be pleased with the 2005 results. Our team delivered considerable improvement of both the topline and the bottom line. The 2005 results place Agora in a strong position to meet many challenges which we see ahead of us in 2006".

II. EXTERNAL AND INTERNAL FACTORS IMPORTANT FOR THE DEVELOPMENT OF THE GROUP

1. EXTERNAL FACTORS

1.1. Advertising market

In the fourth quarter of 2005 advertising spending grew by 12% to PLN 1.7 billion. Television was most popular with advertisers and its revenues grew by about 13% over the previous year. Outdoor advertising saw a dynamic growth rate in the fourth quarter of 2005. Thanks to increased competition in the newspaper market and among mobile telephony operators, spending for outdoor increased 31%, as compared to the equivalent period in 2004. Radio grew advertising revenues by 13%. In the fourth quarter of 2005, the fastest growing categories were: telecom, finance and retail, while budgets for automotives and construction shrunk significantly.

In the fourth quarter of 2005 newspapers posted lower than expected growth rate (4.5%). This disturbing trend in the newspaper market was caused by a sizable decline of spending in the biggest advertising categories: automotive and financial services. This drop is in part attributable to the high base of the fourth quarter of 2004 (during that period, advertising budgets for cars and financial services reached their record levels). At the same time, growth of spending for retail, recruitment and announcements also slowed down.

According to Agora's estimates total advertising expenditure in 2005 grew by 12% and stood at PLN 5.6 billion. Television was the driver of growth. Spending for TV was ca 11% higher than last year and its advertising inventory was largely sold out.

Year 2005 (particularly its beginning) was very good for print advertising. Spending for newspapers increased by 11% in 2005 and accounted for 17% of total ad spend during the period, while spending for magazines was almost 18% of total. The most dynamic growth rate was recorded by outdoor advertising (26%) which was among big beneficiaries of electoral spending. In 2005 radio grew revenues by 12%.

1.2. Copy sales and readership of newspapers

The increasingly competitive newspaper market is undergoing dynamic changes. In April 2005, Agora's free newspaper *Metro* became a national title. In the fourth quarter of 2005, its average circulation reached 539.1 thousand copies. The daily *Metropol* broadened its reach (in the fourth quarter of 2005, average circulation of the newspaper was 271 thousand copies), and a new high-circulation free sheet (which has two issues per week), *Echo Dnia,* appeared in the market. In mid-November 2005, Agora launched *Nowy Dzień* (New Day), a paid popular national newspaper. Competitors are said to plan introductions of new national titles.

According to the Circulation Audit Office (ZKDP), the total number of copies of all newspapers sold in 2005 decreased 2.4% (excluding *Nowy Dzień*). During the period, *Gazeta Wyborcza* sold on average 447.7 thousand copies, 2.7% more then a year before. Average copy sales of tabloid *Fakt* were 519 thousand copies, 3% less then a year before. Average paid circulation of *Nowy Dzień* in the period of November/December was 190 thousand copies. *Super Express* and local dailies recorded the highest drop in circulation (a decline of 6.5% to 216 thousand copies and of 4.2%, respectively).

In 2005 average weekly readership of *Gazeta* remained at the last year's level - 18.7% (down 0.4pp). Readership of *Fakt* reached 23.3% (22.6% in 2004), *Super Express* 10.6% (11.4% in 2004). Free daily *Metro* was read by 5.9% readers (up 4.0 pp yoy). During that period readership of *Metropol* reached 3.9% (all data refer to weekly readership index).

2. INTERNAL FACTORS

2.1. Book collections

In 2005 total revenue from sales of book collections was PLN 181 million. Operating profit of the business was PLN 22 million and operating margin reached over 12%. Last year Agora run seven projects (six of which were launched in 2005).

Since their first launch in June 2004, the collections sold 15.5 million books in total. In 2005 total number of books sold reached 9.8 million.

Please note that the schedule of implementation of book projects deepens seasonality of the Group's quarterly results. The level of revenues posted may vary on quarterly basis as it depends on the number of collections run in the given reporting period and their appeal to the market. Start-up cost of each new project includes a significant one-off cost of the first free volume which depresses the results of the given quarter. The potential profit of the project is likely to be booked in the subsequent reporting periods.

2.2. *Nowy Dzień* (New Day)

Executing on the strategy of growth, in November 2005 the Group started publication of a new national newspaper, *Nowy Dzień*. In accordance with publicly disclosed project parameters, the launch of *Nowy Dzień* significantly depressed the Group's profits in the fourth quarter of 2005. During this period operating loss of the daily was PLN 27.3 million.

2.3. Promotional and marketing cost

In 2005 the Group spent PLN 158 million on promotion and marketing, i.e. ca 13% of Group's sales. In the fourth quarter 2005 promotion and marketing cost reached PLN 62 million, of which PLN 24 million went for launch of *Nowy Dzień*.

2.4. Staff cost and headcount

Staff cost, including non-cash cost of share-based payments grew by 6.9% in 2005. This growth is attributable to PLN 7.1 mln of non-cash cost of execution of incentive programs in 2005 booked in the fourth quarter of 2005, and the launch of *Nowy Dzień*.

At the end of 2005 the Group had 3,626 full-time employees – a growth of 238 FTEs as compared to the end of 2004. This was due to increase of headcount in the newspaper and internet segment related to the launch of *Nowy Dzień* and was a result of full method of consolidation of more radio companies.

2.5. Dividend payout and buy back program

According to the resolution of the Annual General Meeting of Shareholders (AGM) dated 22 June 2005, on 2 September 2005, the Company paid a dividend in the amount of PLN 0.5 per share. Total amount paid was PLN 28.4 million.

On 18 August 2005 the Company commenced execution of the share buy back program with cancellations. The program was completed on 30 November 2005. Since the commencement of the program, a total of 1,779,990 of Company's shares with the nominal value of PLN 1 each was repurchased. Total expenditure on the execution of the program, including the shares repurchase costs and other planned costs related to the program amounted to PLN 120 million. The average unit share price was PLN 67.28. The Company's shares purchased pursuant to the program give 1,779,990 votes at the General Shareholders Meeting and constitute 3.14% of the Company's share capital. Cancellation of the repurchased shares will occur pursuant to resolution of the Annual Meeting of Shareholders in June 2006.

3. PROSPECTS

3.1. Advertising market

According to Agora's estimates, total advertising spending in 2006 will grow by about 10%. Agora assumes that television will outperform other media and will grow by around 13% yoy. This growth rate will be in part a consequence of changes in rate card structures and net rate increases, as well as growing audience share of some TV broadcasters.

Due to slower than expected growth rate of dailies in the fourth quarter of 2005, caused by a drop of spending for cars and financial services and expected continuation of this trend in the first months of 2006, the Group assumes that spending for dailies will grow at a slower rate than the advertising market in 2006 (7%). This assumption may change as the growth of ad spend for dailies depends also on the number of players and their rate strategies.

According to Agora's estimates, spending for outdoor will grow by around 9% in 2006. Slower growth rate of this segment results primarily from the very high base in 2005. Estimated growth of spending for radio is about 10%.

3.2. New daily

On 14 November 2005, our new daily, *Nowy Dzień* hit the news stands. Average copy sales of the daily in the first weeks of its operations (i.e. 14 November – 31 December) was 190 thousand. The project's business plan assumes that the paper will become profitable after it reaches the target paid circulation, built over time, of 250 thousand copies.

Copy sales results of the first weeks are below the Management Board expectations. *Nowy Dzień's* launch was impeded by mass promotional campaigns of competitors. The Management Board is closely monitoring the situation on a current basis. As announced, if the project is successful and continues throughout the year, its operating loses will significantly depress the 2006 earnings of the Group.

3.3. Promotion and marketing cost

As a result of growing scale of operations (i.e. book collections, launch of *Nowy Dzień*), the Group plans to increase marketing and promotion expense in 2006.

Please note that due to expected stronger competition in the newspaper market, including other publishers plans to launch new titles, the Company plans to maintain intensive marketing activities for *Gazeta Wyborcza*. The Company may also decide to increase scale of marketing expense in 2006. These decisions will be tailored to competitive situation and their financial outcome is currently not possible to estimate.

3.4. Newsprint cost

As a result of growing scale of operations in the newspaper segment (extension of *Metro* and launch of *Nowy Dzień*) and due to an increase of newsprint cost, the Group assumes 15% growth of cost of production materials in 2006. It should be noted that - as in the case of marketing and promotion expense - these assumptions may change based on competitive environment, and the scale of changes cannot currently be estimated.

3.5. Staff cost

In 2006 the Group plans the increase in staff cost. This is due to several factors: growing scale of the Group's operations (extension of *Metro*, launch of *Nowy Dzień*), non-cash charge of share-based payments pursuant to incentive programs, as mandated by IFRS 2, full method consolidation of a bigger number of radio companies, as well as salary increases enforced by competition.

Pursuant to the execution of the Group's incentive program for 2005, in October eligible employees purchased investment certificates in closed mutual fund. According to the IFRS 2 standard, fair value of the granted certificates will be recognized as staff cost, with a corresponding increase in equity over the vesting period. The valuation model takes into account, among others: rights of certificates discounted for specific features of the securities and cost of running closed mutual fund (for details on valuation method and accounting rules, please see Note 5 to the financial statements).

Estimated total cost related to incentive plans to be booked in the Group's 2006 profit and loss account will be ca PLN 40 million. It should be noted, however, that this amount includes estimated cost of execution of incentive plan in 2006. The Company does not in fact know the number of certificates to be purchased by employees pursuant to the future plan, nor the stock price of Agora's shares at that reporting period. Hence, for purposes of providing an estimate, the Company assumed that these values will be equivalent to those on which the fourth quarter 2005 calculations were based.

3.6. Depreciation and amortization

According to accounting rules, the Group reviewed the depreciation rates of fixed assets. As a result of extending the economic useful lives of fixed assets, mainly printing facilities and outdoor panels, the Group plans lower depreciation rates in 2006. In consequence, D&A cost in 2006 will be PLN 14 million lower than in 2005.

III. FINANCIAL RESULTS

1. THE AGORA GROUP

The consolidated financial statements of the Agora Group for the fourth quarter of 2005 include Agora SA, Agora Poligrafia Sp. z o.o., the Art Marketing Syndicate S.A. Group (AMS Group), and 27 subsidiary and associated companies of the radio business. Detailed list of companies of the Agora Group is presented in the note to the financial statements in this report.

2. PROFIT AND LOSS ACCOUNT OF THE AGORA GROUP

Tab. 1

in PLN million	IV Q 2005	IV Q 2004	% change yoy	I-IV Q 2005	I-IV Q 2004	% change yoy
Sales	329.2	277.6	18.6%	1,202.1	1,001.1	20.1%
Advertising	196.1	181.4	8.1%	711.6	642.1	10.8%
Copy sales	61.3	59.3	3.4%	238.7	237.9	0.3%
Other	71.8	36.9	94.6%	251.8	121.1	107.9%
Operating cost net, incl.:	(316.9)	(233.5)	35.7%	(1,051.3)	(918.8)	14.4%
Raw materials, energy and consumables	(78.7)	(55.8)	41.0%	(284.9)	(205.7)	38.5%
D&A	(25.4)	(26.3)	(3.4%)	(96.4)	(109.8)	(12.2%)
Staff cost	(62.8)	(55.0)	14.2%	(236.3)	(227.7)	3.8%
Non-cash expense relating to share-based payments	(7.1)	-	-	(7.1)	-	-
Promotion and marketing	(62.2)	(24.5)	153.9%	(158.2)	(99.5)	59.0%
Goodwill amortization	-	(3.6)	-	-	(14.4)	-
Restructuring	-	(1.4)	-	-	(10.5)	-
Operating profit - EBIT	12.3	44.1	(72.1%)	150.8	82.3	83.2%
Finance cost, net, incl.:	(1.9)	1.3	-	3.1	(4.1)	-
Revenue from short-term investment	4.0	2.9	37.9%	15.6	7.2	116.7%
Interest on loans and similar costs	(1.8)	(2.6)	(30.8%)	(9.0)	(9.3)	(3.2%)
Allowance for losses on investment, net	(3.4)	0.4	-	(4.3)	(2.1)	104.8%
Share of results of associates	0.3	(0.1)	-	0.2	(1.4)	-
Profit / (loss) before income tax	10.7	45.3	(76.4%)	154.1	76.8	100.7%
Income tax expense (1)	(2.2)	(6.5)	(66.2%)	(28.5)	(8.5)	235.3%
Net profit / (loss) for the period	8.5	38.8	(78.1%)	125.6	68.3	83.9%
Attributable to:						
Equity holders of the parent	8.6	38.4	(77.6%)	126.7	67.3	88.3%
Minority interest	(0.1)	0.4	-	(1.1)	1.0	-
	8.5	38.8	(78.1%)	125.6	68.3	83.9%
EBIT margin (EBIT/Sales)	3.7%	15.9%	(12.2pp)	12.5%	8.2%	4.3pp
EBITDA	37.4	73.8	(49.3%)	245.8	204.9	20.0%
EBITDA margin (EITDA/Sales)	11.4%	26.6%	(15.2pp)	20.4%	20.5%	(0.1pp)
Operating EBITDA	44.5	73.8	(39.7%)	252.9	204.9	23.4%
Operating EBITDA margin (Operating EITDA/Sales)	13.5%	26.6%	(13.1pp)	21.0%	20.5%	0.5pp
EBIT excluding *Nowy Dzien* and cost of share-based payments	46.7	44.1	5.9%	185.2	82.3	125.0%

(1) following changes described in note 2 of the financial statements, the comparative figures have been restated.

Major products and services, as well as operating revenue and cost of the Agora Group are presented in detail in part IV of this MD&A ("Operating review – major lines of business of the Agora Group").

The impact of the operating results of particular businesses on the Group's financials is presented in the table under point 2.1. below.

2.1. Results presented according to major lines of business of the Agora Group for four quarters of 2005

Tab. 2

in PLN million	Newspapers and Internet (1)	Magazines	Outdoor	Radio	Company's headquarters, New Business Development division	Eliminations	Total (consolidated) I-IV Q 2005
Total sales	939.8	89.9	143.3	57.0	-	(27.9)	1,202.1
% Share	78.2%	7.5%	11.9%	4.7%	-	(2.3%)	100.0%
Total operating cost	(777.6)	(84.8)	(133.2)	(65.5)	(14.7)	24.5	(1,051.3)
EBIT	162.2	5.1	10.1	(8.5)	(14.7)	(3.4)	150.8
Finance cost, net							3.1
Share of results of associates							0.2
Income tax expense							(28.5)
Net profit							125.6
Attributable to:							
Equity holders of the parent							126.7
Minority interest							(1.1)
EBITDA	227.1	5.4	26.6	(5.7)	(3.7)	(3.9)	245.8
Operating EBITDA	233.0	5.6	27.0	(5.2)	(3.6)	(3.9)	252.9
CAPEX	(22.2)	(0.2)	(15.4)	(2.9)	(1.1)	-	(41.9)

(1) majority of overhead cost is included in "Newspapers and Internet" line of business.

2.2. Finance cost, net

Higher allowance for losses on investment in the fourth quarter of 2005 in comparison to the fourth quarter of 2004 results from an impairment loss recognized for investments in radio companies.

3. BALANCE SHEET OF THE AGORA GROUP

Tab. 3

in PLN million	31/12/2005	30/09/2005	% change to 30/09/2005	31/12/2004	% change to 31/12/2004
Non-current assets	1,001.2	1,010.2	(0.9%)	1,049.8	(4.6%)
share in balance sheet total	*66.6%*	*66.3%*	*0.3pp*	*72.1%*	*(5.5pp)*
Current assets	502.8	514.0	(2.2%)	407.0	23.5%
share in balance sheet total	*33.4%*	*33.7%*	*(0.3pp)*	*27.9%*	*5.5pp*
TOTAL ASSETS	1,504.0	1,524.2	(1.3%)	1,456.8	3.2%
Equity attributable to equity holders of the parent	1,125.4	1,164.1	(3.3%)	1,137.0	(1.0%)
share in balance sheet total	*74.8%*	*76.4%*	*(1.6pp)*	*78.0%*	*(3.2pp)*
Minority interest	(18.5)	(18.3)	1.1%	1.5	-
share in balance sheet total	*(1.2%)*	*(1.2%)*	-	*0.1%*	*(1.3pp)*
Non-current liabilities and provisions	218.6	211.9	3.2%	158.1	38.3%
share in balance sheet total	*14.5%*	*13.9%*	*0.6pp*	*10.9%*	*3.6pp*
Current liabilities and provisions	178.5	166.5	7.2%	160.2	11.4%
share in balance sheet total	*11.9%*	*10.9%*	*1.0pp*	*11.0%*	*0.9pp*
TOTAL EQUITY AND LIABILITIES	1,504.0	1,524.2	(1.3%)	1,456.8	3.2%

Following changes described in note 2 of the financial statements, the comparative figures have been restated.

3.1. Non-current assets

Lower value of non-current assets versus 30 September 2005 results mainly from the depreciation of tangible fixed assets and amortization of intangible fixed assets, impairment loss recognized for investments in radio companies (shares and loans granted) and consolidation of RPZ Sp. z o.o.

3.2. Current assets

The change in balance of current assets versus 30 September 2005 was due to the decrease of cash and short-term securities (dividend payout and share buy back) and an increase of accounts receivable (increase and seasonality of sales).

3.3. Non-current liabilities and provisions

The increase of non-current liabilities versus 30 September 2005 is caused mainly by higher value of non-current loan liabilities (liability of subsidiary to the minority shareholder has been reclassified from current to non-current part).

3.4. Current liabilities and provisions

Increase of current liabilities over 30 September 2005 results mainly from growing scale of operations.

4. CASH FLOW STATEMENT OF THE AGORA GROUP

Tab. 4

in PLN million	IV Q 2005	IV Q 2004	% change yoy	I-IV Q 2005	I-IV Q 2004	% change yoy
Net cash from operating activities	27.1	79.5	(65.9%)	230.4	192.0	20.0%
Net cash from investment activities	(24.3)	(7.5)	224.0%	(111.1)	(44.5)	149.7%
Net cash from financing activities	(65.1)	(2.6)	2,403.8%	(157.0)	(10.6)	1,381.1%
Total movement of cash and cash equivalents	(62.3)	69.4	-	(37.7)	136.9	-
Cash and cash equivalents at the end of period	189.7	227.4	(16.6%)	189.7	227.4	(16.6%)

Following changes described in note 2 of the financial statements, the comparative figures have been restated.

As at 31 December 2005, the Agora Group had PLN 262.9 million in cash and in short-term monetary assets, of which PLN 189.6 million was in cash and cash equivalents and PLN 73.3 million in short-term safe and liquid monetary assets.

Considering the cash position and the available loan facility (PLN 500 million less the drawing of PLN 139.5 million), the Agora Group does not anticipate any liquidity problems with regard to its further investment plans.

4.1. Operating activities

Net cash from operating activities declined in the fourth quarter of 2005 as compared to last year. The main factors behind it were: the launch of *Nowy Dzien* and higher tax paid.

4.2. Investment activities

Increase of net outflow from investing activities in the fourth quarter of 2005 was caused mainly by higher capex and higher spending on short-term securities (investment of free cash).

4.3. Financing activities

In the fourth quarter of 2005 net cash from financing activities mainly included share buy back (PLN 63.6 million).

5. SELECTED FINANCIAL RATIOS *[4]*

Tab. 5

	IV Q 2005	IV Q 2004	% change yoy	I-IV Q 2005	I-IV Q 2004	% change yoy
Profitability ratios						
Net profit margin	9.9%	6.6%	3.3pp	10.5%	6.7%	3.8pp
Gross profit margin	44.9%	39.5%	5.4pp	43.7%	40.2%	3.5pp
Return on equity	8.9%	5.9%	3.0pp	11.2%	5.9%	5.3pp
Efficiency ratios						
Inventory turnover	12 days	10 days	20.0%	10 days	10 days	-
Debtors days	70 days	64 days	9.4%	58 days	58 days	-
Creditors days	50 days	31 days	61.3%	39 days	32 days	21.9%
Liquidity ratio						
Current ratio	2.8	2.5	12.0%	2.8	2.5	12.0%
Financing ratios						
Gearing ratio (1)	-	-	-	-	-	-
Interest cover	8.3	4.0	107.5%	18.2	9.0	102.2%
Free cash flow interest cover	16.6	9.4	76.6%	22.5	17.7	27.1%

(1) as at 31 December 2005 and 31 December 2004 the Group had net cash position.

Definitions of financial ratios *[4]* are presented at the end of part IV of this MD&A *("Operating review – major lines of business of the Agora Group").*

IV. OPERATING REVIEW - MAJOR LINES OF BUSINESS OF THE AGORA GROUP

IV.A. NEWSPAPERS AND INTERNET

Tab. 6

in PLN million	IV Q 2005	IV Q 2004	% change yoy	I-IV Q 2005	I-IV Q 2004	% change yoy
Total sales	260.0	210.7	23.4%	939.8	763.3	23.1%
Copy sales	49.5	47.1	5.1%	194.1	186.8	3.9%
incl. *Gazeta Wyborcza*	*44.4*	*47.1*	*(5.7%)*	*188.9*	*186.8*	*1.1%*
Advertising revenue	132.5	124.2	6.7%	480.6	446.3	7.7%
incl. *Gazeta Wyborcza*	*125.4*	*122.8*	*2.1%*	*465.4*	*441.1*	*5.5%*
Book collections	53.6	19.9	169.3%	180.8	58.5	209.1%
Other revenue	24.4	19.5	25.1%	84.3	71.7	17.6%
Total operating cost, including	(238.8)	(161.5)	47.9%	(777.6)	(628.5)	23.7%
Raw materials, energy, consumables and printing services	(84.3)	(58.5)	44.1%	(298.9)	(226.7)	31.8%
Staff cost (1)	(48.1)	(42.1)	14.3%	(177.8)	(172.1)	3.3%
D&A	(17.2)	(16.6)	3.6%	(64.9)	(70.7)	(8.2%)
Promotion and marketing (2) (3)	(57.9)	(18.5)	213.0%	(136.7)	(72.9)	87.5%
EBIT	21.2	49.2	(56.9%)	162.2	134.8	20.3%
EBIT margin	8.2%	23.4%	(15.2pp)	17.3%	17.7%	(0.4pp)
EBITDA	38.4	65.8	(41.6%)	227.1	205.5	10.5%
EBITDA margin	14.8%	31.2%	(16.4pp)	24.2%	26.9%	(2.7pp)
Operating EBITDA	44.3	65.8	(32.7%)	233.0	205.5	13.4%
Operating EBITDA margin	17.0%	31.2%	(14.2pp)	24.8%	26.9%	(2.1pp)
EBIT of *Nowy Dzien* (4)	(27.3)	-	-	(27.3)	-	-

(1) *excluding non-cash cost of share-based payments.*

(2) *the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients*

(3) *figures include start-up cost of a new publishing projects (free-of-charge volume and initial high promotion cost in media).*

(4) *the start-up cost of Nowy Dzien incurred in the first three quarters of 2005 in the amount of PLN 2.1 million is not included in "Newspapers and internet" profit and loss account.*

1. GAZETA WYBORCZA

1.1. Revenue

1.1.1. Copy sales

In the fourth quarter of 2005, average copy sales of *Gazeta Wyborcza* decreased by 5.1% to 420 thousand. This is a reversal of the market trend from the previous quarters. The Company believes that the decline was caused by increased promotion activities of the competitors before the debut of *Nowy Dzien*. During that period *Gazeta* executed its standard levels of promotions. The Group will undertake proper actions to reverse this negative circulation trend.

1.1.2. Advertising sales

In the fourth quarter of 2005, *Gazeta*'s advertising revenue grew by 2.1% (including display advertising, classifieds and inserts).

In the fourth quarter of 2005, *Gazeta*'s share in display advertising in national, Warsaw and local dailies stood at about 41% and was down 1pp as compared to last year. Combined share of *Gazeta Wyborcza*, *Metro* and *Nowy*

Dzien improved by 1pp. According to the Group's estimates, in the forth quarter of 2005, *Fakt*'s share in newspaper display advertising was about 7%.

In the forth quarter of 2005 *Gazeta*'s share in the national display advertising stood at over 46% and was down by about 3pp versus the same period of the previous year. A decline in share of quality dailies was due to growing share of tabloids and national advertising offers of free press. Combined share of *Metro* and *Nowy Dzien, Gazeta* improved by 0.5pp.

In the fourth quarter of 2005 *Gazeta Wyborcza's share* in Warsaw display advertising market declined ca. 6pp (excluding classifieds, inserts and obituaries). Agora's share in this market amounted to ca. 66% in the fourth quarter of 2005.

In the fourth quarter of 2005 *Gazeta Wyborcza* increased its share by ca. 2pp in local display advertising market (outside Warsaw). Agora's share increased by ca. 2.5pp.

Share of ad pages in the total pagecount of *Gazeta* grew to over 46%, while the average number of ad pages published daily in all local and national editions amounted to ca 300 (up by almost 5%) *[5]*.

1.1.3. Book collections

Tab. 7

	I Q 2005	II Q 2005	III Q 2005	IV Q 2005
Revenues from book collections	63.0	49.0	15.2	53.6

Substantial revenue growth in the fourth quarter of 2005 resulted from bigger number of collections run and their appeal to the market.

At the end of the third quarter of 2005, Agora launched two big projects. In September the Company started 30-volume travel book series and 20-volume classic fairy tales retold in contemporary language.

To commemorate the 27th anniversary of election of Karol Wojtyla for the Pope, Agora launched two unique projects. In September, in cooperation with Universal Pictures, the Company sold a DVD movie *Karol, a Man Who Became Pope*. In October, Agora offered a world debut of memoirs of papal photographer Arturo Mari: *Farewell - till we meet in paradise* and the album with his photographs of the Pope: *I was looking for you and now you have come to me*.

In the fourth quarter of 2005, Agora launched another two collections. In October, a collection *Great Composers hit the news stands*. The series consists of 30-booklets and CDs with classical music. Each volume includes the summary of life and works of the given composer with the selection of his music on a CD. The collection is available every Wednesday at PLN 14.90 plus the price of *Gazeta Wyborcza*.

At the end of November, Agora started the series of *Golden Oldies Collection*. The project was a joint effort of Agora's media: *Zlote Przeboje* radio and a daily *Nowy Dzien*. The collection includes the anthology of *Budka Suflera 1974 - 2005* (a famous Polish music band) and is available on Wednesdays at a price of PLN 13.90 together with *Nowy Dzien*.

In December 2005 the Group completed sales of the *19th Century classics* collection. A supplement to the collection *Rekopis znaleziony w Saragossie* on a CD is available since February 2006.

Also in February 2006, the Company started a new collection of 30 booklets and DVDs with American and European motion pictures. Agora offers the series together with Mediasat Poland Sp. z o.o. and Warner Home Video. The collection is available every Thursday at PLN 27 plus the price of *Gazeta Wyborcza*. The series started with the movie *The name of the rose* attached to the special issue of Gazeta Wyborcza on 9 February 2006 in a circulation of 300 thousand copies. The price of the first volume was PLN 2.5 plus the price of *Gazeta Wyborcza*.

1.1.4. Other revenues

In the forth quarter of 2005 the Group recorded a 26.7% growth in sale of printing services. This was caused by increased sales levels to new and existing clients.

1.2. Cost of production of *Gazeta Wyborcza* (newsprint and printing services)

Tab. 8

Cost of production of *Gazeta Wyborcza* in PLN million	IV Q 2005	IV Q 2004	% change yoy	I-IV Q 2005	I-IV Q 2004	% change yoy
Fixed cost	14.6	16.8	(13.1%)	61.7	67.8	(9.0%)
incl. D&A	*8.2*	*9.6*	*(14.6%)*	*35.9*	*38.4*	*(6.5%)*
Variable cost	32.0	32.1	(0.3%)	125.9	137.8	(8.6%)
incl. newsprint	*25.5*	*26.5*	*(3.8%)*	*102.8*	*110.8*	*(7.2%)*
TOTAL fixed and variable cost	46.6	48.9	(4.7%)	187.6	205.6	(8.8%)

The decrease of fixed cost of *Gazeta Wyborcza*'s production in the fourth quarter of 2005 results mainly from growing share of other Agora's and non-Agora's titles in the total production cost.

1.2.1. Newsprint and printing services

The change of newsprint cost and cost of printing services in the fourth quarter of 2005 was mainly affected by lower average EUR/PLN exchange rate and change in production volume and structure of printed supplements. In the forth quarter of 2005, average EUR/PLN exchange rate was 7.7% lower than last year. Printing volume of *Gazeta Wyborcza* was 1% higher than in the forth quarter of 2004, including a 13% decrease of printing volume in external printing plants.

2. FREE PRESS

Since 18 April 2005 *Metro* is present in 19 cities. In September 2005 *Metro* increased its circulation in Warsaw and is now the largest free daily in Poland. In the fourth quarter of 2005 average daily circulation of the newspaper was nearly 540 thousand copies, including 915 thousand copies on Fridays. Expanded reach translated into national readership results. In the forth quarter of 2005 *Metro* had about 2.2 million readers, which is almost three and a half times more than last year. This makes it fourth most frequently read newspaper in Poland. Readership of *Metropol* and *Rzeczpospolita* was 1.2 million readers each. In the second half of 2005 in the cities over 500 thousand inhabitants (important advertising and readership markets) *Metro* was second – after Gazeta - national daily in terms of weekly reach and exceeded *Fakt* by 4pp.

In the fourth quarter of 2005, *Metro* generated revenue of PLN 5.0 million which was PLN 3.4 million more than in the fourth quarter of 2004. In the fourth quarter of 2005, the newspaper's share in the national display advertising was ca 2%.

3. *NOWY DZIEN*

On 14 November 2005, our new daily, *Nowy Dzień* hit the news stands. Average copy sales of the daily in the first weeks of its operations (i.e. 14 November – 31 December) was 190 thousand. The project's business plan assumes that the paper will become profitable after it reaches the target paid circulation, built over time, of 250 thousand copies.

Copy sales results of the first weeks are below the Management Board expectations. *Nowy Dzień's* launch was impeded by mass promotional campaigns of competitors. The Management Board is closely monitoring the situation on a current basis. As announced, if the project is successful and continues throughout the year, its operating loses will significantly depress the 2006 earnings of the Group.

4. INTERNET *[6]*

In the fourth quarter of 2005 *Gazeta.pl* reported a positive EBITDA. Comparing to the previous year, a 33% increase of advertising revenues was recorded. The healthy growth was seen in sales of paid contents.

The average number of unique users of *Gazeta.pl* increased by 23.9% to 5.7 million compared to the third quarter of 2005.

In November the portal's reach was 36.0% (real users).

IV.B. THE MAGAZINES

In November we reduced cover prices of *Poradnik Domowy* (from PLN 3.90 to PLN 2.50) and *Dziecko* (from PLN 5.90 to PLN 2.90). These were necessary steps enforced by the strategy of competitors who reduced cover prices of their women's and parenting magazines few months earlier.
In January 2006 monthly *Auto* + changed the format and the title to *Magazyn Wysokie Obroty*. The monthly is a combination of lifestyle and automotive magazine targeted to demanding readers. The cover price of the first issue is PLN 4.90.

Tab. 9

in PLN million	IV Q 2005	IV Q 2004	% change yoy	I-IV Q 2005	I-IV Q 2004	% change yoy
Total sales, including	21.7	22.9	(5.2%)	89.9	91.9	(2.2%)
Copy sales	10.0	12.3	(18.7%)	42.4	51.1	(17.0%)
Advertising revenue	11.5	10.6	8.5%	47.2	40.5	16.5%
Total operating cost, including	(21.6)	(24.6)	(12.2%)	(84.8)	(104.3)	(18.7%)
Raw materials, energy, consumables and printing services	(7.9)	(9.1)	(13.2%)	(31.7)	(37.7)	(15.9%)
Staff cost (1)	(4.6)	(4.7)	(2.1%)	(18.2)	(20.5)	(11.2%)
D&A	(0.1)	(1.5)	(93.3%)	(0.3)	(5.9)	(94.9%)
Promotion and marketing (2)	(6.3)	(6.7)	(6.0%)	(26.9)	(29.8)	(9.7%)
EBIT	0.1	(1.7)	-	5.1	(12.4)	-
EBIT margin	0.5%	(7.4%)	7.9pp	5.7%	(13.5%)	19.2pp
EBITDA	0.2	(0.2)	-	5.4	(6.5)	-
EBITDA margin	0.9%	(0.9%)	1.8pp	6.0%	(7.1%)	13.1pp
Operating EBITDA	0.4	(0.2)	-	5.6	(6.5)	-
Operating EBITDA margin	1.8%	(0.9%)	2.7pp	6.2%	(7.1%)	13.3pp

(1) excluding non-cash cost of share-based payments.

(2) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

1. REVENUE

1.1. Copy sales

Tab. 10

	IV Q 2005	IV Q 2004	% change yoy	I-IV Q 2005	I-IV Q 2004	% change yoy
Average copy sales (in thousand of copies)	1,036.9	1,087.9	(4.7%)	986.2	1,054.1	(6.4%)

The fall of copy sales reflects market trends. The price war resulted in the decrease of the cover prices. As a result, revenues from copy sales declined. Please note, however, that the revenue figure for 2005 includes new titles *Logo* (quarterly), but excludes *Wiedza i Zycie* (monthly) which was sold.

1.2. Advertising sales

Agora's magazines recorded a revenue growth in the fourth quarter of 2005 compared to the same period of the previous year. This was caused by advertising spending and broader appeal of Agora's magazines.

2. COST

2.1. Cost of production of the Magazines

Production cost decreased mainly due to a fall of Euro exchange rate against zloty, change in the portfolio of titles and lower circulation.

2.2. Amortization

On 1 January 2005 new regulations in IAS 38 "Intangible Assets" came into force. One of the amendments is the introduction of intangibles with indefinite useful lives. According to the standard these intangibles should not be amortized. Instead, the Company is obliged to carry out:

a) annual assessment whether there are any indications that the useful life is no longer indefinite,
b) annual or more frequent impairment tests (if there are indications that the intangible asset may be impaired).

The Company performed analysis of the rights to publish magazines and concluded that their useful lives are indefinite. Consequently, according to the revised standard, these rights are not amortized.

2.3. Other cost

Lower staff cost in the forth quarter of 2005 results from decreased headcount following restructuring measures implemented at the end of the previous year.
As at 31 December 2005 the rights to publish magazines were tested for impairment. Following the tests an impairment loss of PLN 0.6 million was recognized.

IV.C. OUTDOOR (AMS GROUP)

Estimated share of AMS in the outdoor advertising market in the forth quarter of 2005 stood at 28.4% (up 1.3pp), excluding advertising described in the footnote 1 beneath the table below *[7]*.

Tab. 11

in PLN million	IV Q 2005	IV Q 2004	% change yoy	I-IV Q 2005	I-IV Q 2004	% change yoy
Total sales, including: (1)	40.9	29.6	38.2%	143.3	113.4	26.4%
Advertising revenue	40.8	29.6	37.8%	143.1	112.6	27.1%
Total operating cost, including:	(41.2)	(31.9)	29.2%	(133.2)	(125.9)	5.8%
Execution of campaigns	(7.4)	(4.0)	85.0%	(24.5)	(17.8)	37.6%
Maintenance cost	(16.5)	(15.0)	10.0%	(58.2)	(58.9)	(1.2%)
Staff cost (2)	(4.4)	(3.6)	22.2%	(16.6)	(15.9)	4.4%
Promotion and marketing	(2.5)	(1.4)	78.6%	(5.3)	(3.7)	43.2%
D&A	(4.7)	(4.9)	(4.1%)	(17.9)	(19.8)	(9.6%)
EBIT	(0.3)	(2.3)	87.0%	10.1	(12.5)	-
EBIT margin	(0.7%)	(7.8%)	7.1pp	7.0%	(11.0%)	18.0pp
EBITDA	4.1	2.2	86.4%	26.6	5.6	375.0%
EBITDA margin	10.0%	7.4%	2.6pp	18.6%	4.9%	13.7pp
Operating EBITDA	4.5	2.2	104.5%	27.0	5.6	382.1%
Operating EBITDA margin	11.0%	7.4%	3.6pp	18.8%	4.9%	13.9pp
Number of advertising faces (3)	23,930	23,824	0.4%	23,930	23,824	0.4%

(1) *the amounts do not include the revenue and direct and variable costs of cross-promotion of Agora's other media on AMS panels if such promotion was executed without prior reservation on space which was not sold to external clients.*

(2) *excluding non-cash cost of share-based payments.*

(3) *excluding advertising panels of Akcent Media Sp. z o.o. installed on petrol stations, small panels at bus shelters and advertising surface on buses and trams.*

1. REVENUE

In the four quarter of 2005 revenue from external clients grew by 30.5%, 5pp ahead of the market. This growth rate and share improvement reflect effective sales combined with the development of existing panels and introduction of new products.

In the fourth quarter of 2005, AMS broadened its portfolio of exclusive panels through introduction of 50 and 100 square meters frontlights . Revenues from frontlights and advertising on buses, introduced at the beginning of 2005, improved the company's sales in the fourth quarter of 2005.

2. COST

The increase of cost of execution of campaigns in the fourth quarter 2005 is a consequence of growing sales, the introduction of bus advertising, as well as growing number of print services offered to the clients.

Growth of maintenance cost stems from the development of network and the introduction of new frontlight panels , as well as increased maintenance activities in the fourth quarter of 2005.

Growth in other cost results from increased impairment losses for receivables, one-off allowances for inventories due to change of development plans. If not for this cost item, AMS would record a positive EBIT in the fourth quarter of 2005.

3. IMPORTANT EVENTS

For the first time in its history AMS was awarded by advertising agencies and media companies in the annual prestigious ranking published in the weekly *Media and Marketing Polska.* Sales department of AMS was awarded the first place in all categories of the ranking among all outdoor companies. The research carried out for Millword

Brown SMG/KRC evaluated the level of satisfaction of clients with the service provided by sales teams of outdoor companies. This award reflects changes in sales policy and quality of client service introduced within the last three years.

On 1 October 2005 AMS launched new advertising product – wall-mounted panels on buildings in the centers of the cities. Currently, AMS had 80 fronlights in two formats: 50 and 100 square meters. This product is the first and only unified, national system of large format wall-mounted panels.

In the fourth quarter of 2005, AMS signed another agreement which enables installation of 60 bus shelters in Szczecin. After execution of the agreement, AMS will have 180 shelters in the best locations of the town.

Also in the fourth quarter of 2005, AMS succeeded in the contest to rent advertising space on buses in Warsaw. As a result, total number of buses used by AMS will amount to 300 in 2006. This will make AMS a leader in this segment in Warsaw.

On 5 December 2005 AMS repaid all loans received from Agora.

IV.D. RADIO

Agora's radio group consists of 18 *Golden Oldies (Złote Przeboje)* radio stations (on 31 December the station in Bialystok started broadcasting; after 3 years radio in Walbrzych came back), 6 rock radio stations (*Radio Roxy FM)* and a superregional news radio *TOK FM* broadcasting in 9 cities.

1. LOCAL RADIO STATIONS

At the beginning of October 2005 Grupa Radiowa Agory launched a new project, *Roxy FM* in Poznan, Cracow, Wroclaw, Bydgoszcz and in Silesia, and from November also in Warsaw. Radio *Roxy FM* plays in soft rock format and is addressed to the inhabitants of big cities, aged 20-35, educated, ambitious and interested in the world around them.

In May 2005 Agora's radio group underwent organizational changes - the Agora's Radio Division was transferred to Grupa Radiowa Agory Sp. z o.o. (former Lokalne Rozglosnie Radiowe). These changes aimed at consolidating radio operations in one entity.

The data presented below is the sum of financials of local radio stations and Radio Division consolidated pro forma. The data below excludes the financials of *TOK FM*, described separately in point 2.

Radio stations are managed by 27 radio companies in which Agora has shares.

Tab. 12

in PLN million	IV Q 2005	IV Q 2004	% change yoy	I-IV Q 2005	I-IV Q 2004	% change yoy
Total sales, including:	17.8	15.8	12.7%	57.0	49.6	14.9%
Advertising revenue (1) (4)	17.0	14.7	15.6%	54.6	47.7	14.5%
Total operating cost, including:	(21.7)	(14.3)	51.7%	(65.5)	(52.9)	23.8%
Staff cost (2)	(6.3)	(5.8)	8.6%	(25.5)	(23.9)	6.7%
Licences, rental and telecommunication costs	(2.4)	(2.4)	-	(8.3)	(9.0)	(7.8%)
D&A	(0.7)	(0.7)	-	(2.8)	(2.8)	-
Promotion and marketing (3) (4)	(7.4)	(1.8)	311.1%	(17.4)	(7.2)	141.7%
Impairment losses of goodwill	(2.0)	-	-	(2.0)	-	-
EBIT	(3.9)	1.5	-	(8.5)	(3.3)	(157.6%)
EBIT margin	(21.9%)	9.5%	(31.4pp)	(14.9%)	(6.7%)	(8.2pp)
EBITDA	(3.2)	2.2	-	(5.7)	(0.5)	(1,040.0%)
EBITDA margin	(18.0%)	13.9%	(31.9pp)	(10.0%)	(1.0%)	(9.0pp)
Operating EBITDA	(2.7)	2.2	-	(5.2)	(0.5)	(940.0%)
Operating EBITDA margin	(15.2%)	13.9%	(29.1pp)	(9.1%)	(1.0%)	(8.1pp)

(1) barter sales from Agora SA constituted 9.6% of advertising revenue after four quarters of 2005.

(2) excluding non-cash cost of share-based payments.

(3) the amounts do not include the total cost of cross-promotion of Agora's different media (only the direct variable cost of campaigns carried out on advertising panels) if such promotion is executed without prior reservation on space which was not sold to external clients

(4) due to transfer of Radio Division to Grupa Radiowa Agory (former Lokalne Rozglosnie Radiowe) financial data for previous year was restated.

1.1. Revenue

Agora's local stations sell ads to local and national clients through their national sales department. In addition, national sales department serves as a broker for non-Agora's radio stations.

Market share of Agora's local radio stations group in the four quarters of 2005

Tab. 13

Cumulative:	Share in the radio advertising	Share in the local radio advertising	Audience share [8]
2005	10.8%	31.3%	11.2%
2004	10.6%	31.2%	11.2%

In the period of January - December 2005 Agora's local radio stations maintained their position of the third largest radio player (behind *RMF FM* and *Radio Zet*) – in the radio advertising market in Poland.

In the four quarters of 2005 total radio market grew by 12%, with local radios leading the growth (14.4%). National stations increased ad sales by 10.1%.

1.2. Cost

Following the impairment tests for investments in radio companies, the impairment losses for goodwill in the amount of PLN 2,015 thousand (decreasing the operating result of radio stations) and for loans granted in the amount of PLN 3,429 thousand were recognized.

2. SUPERREGIONAL RADIO *TOK FM*

In the fourth quarter of 2005, revenue of the superregional radio station *TOK FM* reached PLN 0.9 million (PLN 2.8 million for 2005), EBITDA was a negative of PLN 0.5 million (a negative of PLN 3.1 million for 2005) and net loss amounted to PLN 1.3 million (a negative of PLN 7.9 million for the 2005, including PLN 4.7 million of finance cost of shareholders financing).

In 2005 *TOK FM* achieved 2.6% share in the Warsaw audience market as compared to 2.0% in 2004 (Warsaw and in the age group of 15+).

NOTES

[1]Operating EBITDA = EBITDA + non-cash expense relating to share-based payments.

[2] The Group's net profit refers to "net profit attributable to equity holders of the parent".

[3] The data on the number of copies sold of daily newspapers is derived from the National Circulation Audit Office (ZKDP). The term "copy sales" used in this MD&A is consistent with the sales declarations of publishers to the National Circulation Audit Office.

Data on dailies readership are based on PBC General research carried out by SMG/KRC A Millward Brown Company on a random, nationwide sample of Poles over 15 years of age. Weekly readership index was used - percentage of respondents reading at least one edition of the title within 7 days of the. Size of the samples: nationwide PBC General for October - December 2005 n = 9,045; October - December 2004 n = 9,016, January – December 2005 n = 36,092, January – December 2004 n = 36,193; in the cities over 500 th. habitants in the period July - December 2005 n = 2,273.

[4] Definition of ratios:

Net profit margin= $\dfrac{\text{Net profit (loss) attributable to equity holders of the parent}}{\text{Sales of finished products, merchandise and materials}}$

Gross profit margin= $\dfrac{\text{Profit (loss) on sales}}{\text{Sales of finished products, merchandise and materials}}$

Return on equity= $\dfrac{\text{Net profit (loss) attributable to equity holders of the parent}}{\text{(Equity attributable to equity holders of the parent at the beginning of the period +Equity attributable to equity holders of the parent at the end of the period) / 2 / (1 for four quarters and 4 for quarterly results)}}$

Debtors days= $\dfrac{\text{(Trade receivables gross at the beginning of the period + Trade receivables gross at the end of the period) / 2}}{\text{Sales of finished products, merchandise and materials / no. of days}}$

Creditors days= $\dfrac{\text{(Trade creditors at the beginning of the period + Trade creditors at the end of the period) / 2}}{\text{Cost of sales / no. of days}}$

Inventory turnover= $\dfrac{\text{(Inventories at the beginning of the period + Inventories at the end of the period) / 2}}{\text{Cost of sales / no. of days}}$

Current ratio = $\dfrac{\text{Current Assets}}{\text{Current liabilities}}$

Gearing ratio= $\dfrac{\text{Current and non-current liabilities from loans – cash and cash equivalents – highly liquid short-term monetary assets}}{\text{Total equity and liabilities}}$

Interest cover= $\dfrac{\text{Operating profit / (loss)}}{\text{Interest charge}}$

Free cash flow interest cover= $\dfrac{\text{Free cash flow}}{\text{Interest charge}}$

[5] Data based on modified methodology of share of ad pages calculation, complying with regulations in VAT act.

[6] Data on the number of Internet users and unique users: the Company's calculation on the basis of GemiusTraffic, Gemius SA. Portal reach on the basis of MegaPanel PBI/Gemius, Polskie Badania Internetu Sp. z o.o. and Gemius SA.

[7] Source: report on sales of outdoor companies prepared by Izba Gospodarcza Reklamy Zewnętrznej (IGRZ) which include: AMS SA., Cityboard Media, Clear Channel Poland, Stroeer Out of Home Media, News Outdoor Poland, Gigaboard Polska, Mini Media/Publiprox and Business Consulting. The report is prepared on the basis of financial data provided by member companies of IGRZ. This is better source of information of the outdoor market performance than estimates prepared by Media Watch.

[8] Audience market data referred herein are based on Radio Track surveys, carried out by SMG/KRC A Millward Brown Company (all places, all days and all quarters of an hour of listening) for local radio stations: in the cities of Agora's radio stations broadcasting and in the age group of 20-50, from January to December (sample for 2004 = 13,469; for 2005 = 13,345); for TOK FM: in Warsaw from January to December (sample for 2004 = 4,263; for 2005 = 4,262); for Zlote Przeboje: in cities of broadcasting and in the age group of 30-50 from January to December (sample for 2004 = 8,694; for 2005 = 8,444).

V. ADDITIONAL INFORMATION

1. Important events

- In the current reports published on 9 November and 14 November 2005, the Company informed about the debut of Agora's new daily *NOWY DZIEN* on 14 November 2005 and about its financial and operating parameters. The daily is published six days a week. It sells for 1 zloty every day and for 1.5 zloty on Thursdays with a TV guide supplement. *NOWY DZIEN* is a mid-market newspaper. The concept of the paper has been authored by Agora.
- In the current report published on 2 December 2005, the Company informed about completion of Agora's buy – back Program. The Program of purchasing its own shares for the purpose of their redemption was commenced on 18 August 2005 after adoption by Agora's Annual General Meeting of Shareholders on 22 June 2005 (see: current report no. 37/2005 dated 23 June 2005 and current report no. 49/2005 dated 4 August 2005). During Program execution, a total of 1,779,990 of Company's own shares was repurchased at the nominal value of PLN 1 each. Total expenditure on the execution of the Program including the shares repurchase costs and other planned costs related to the Program amounted to PLN 120 mln. The average unit price for shares amounted to PLN 67.28. The Company's shares purchased within the Program give right to 1,779,990 votes at the General Shareholders Meeting and constitute 3.14% of the Company's share capital.
- In the current report published on 20 December 2005 the Company informed about creation of the reserve capital by the Extraordinary General Meeting of Shareholders held on 19 December 2005. The reserve capital was created in order to account for non - cash expense related to stock incentive plans. According to IFRS 2, the reserve capital shall include the increase in the Company's equity by the fair value of financial instruments granted as a part of incentive plans related to Agora's shares.

2. Changes in the composition of Company's Supervisory Board

- In the current report published on 28 November 2005, the Company informed about submitted by Agora Holding Sp. z o.o., a shareholder holding 100% of registered preferred series A shares of Agora SA, candidacies of Mr. Andrzej Szlezak for the chairman of Supervisory Board and Mr. Slawomir Sikora for a member of the Supervisory Board.
- In the current report published on 30 November 2005, the Company informed about resignations of Ms Anna Fornalczyk from the membership in Company's Supervisory Board and Mr. Stanislaw Soltysinski from the membership and the function of the chairman of the Supervisory Board.
- In the current report published on 20 December 2005 the Company informed about appointment by the Extraordinary General Meeting of Shareholders held on 19 December 2005 to the Agora's Supervisory Board of:
  a) Mr. Slawomir Sikora, the President of the Management Board of Bank Handlowy w Warszawie S.A. for a member of Agora's Supervisory Board. The appointment comes into force with the immediate effect.
  b) Mr. Andrzej Szlezak, a Senior Partner of law firm Soltysinski, Kawecki & Szlezak (SK&S) for the chairman of the Supervisory Board of Agora SA. The appointment shall come into force following the day of the Annual General Meeting of Shareholders convened to adopt the Company's financial statements for the year 2005.

3. Capital restructuring in the Agora Radio Group

- In the current report published on 20 October 2005, the Company informed about disposal by Agora of 3 556 shares constituting 48.99% of the share capital of the company under the business name Elita Sp. z o.o. with its seat in Bydgoszcz ("Elita"). The purchaser of the shares in Elita was Grupa Radiowa Agory Sp. z o.o., the subsidiary of Agora SA. After the transaction Agora holds 3 702 shares constituting 51.01% of the share capital of Elita.
- In the current report published on 20 October 2005, the Company informed about disposal by Agora of 49 shares constituting 49% of the share capital of the company under the business name Radio Klakson Sp. z o.o. with its seat in Wrocław ("Radio Klakson"). The purchaser of the shares in Klakson was Grupa Radiowa Agory Sp. z o.o. the subsidiary of Agora SA. After the transaction Agora holds 51 shares constituting 51% of the share capital of Radio Klakson.
- In the current report published on 25 October 2005, the Company informed about acquisition of 51 shares in the company under the business name of Regionalne Przedsiębiorstwo Związkowe Sp. z o.o. with its seat in Tychy, the broadcaster of radio program *94,5 Roxy FM* (RPZ Sp. z o.o.). As the result of the transaction Agora

owns 100 shares being 100% of the share capital of RPZ Sp. z o.o., entitling Agora to exercise 100% of voting rights at the Annual General Meeting of Shareholders.

- In the current report published on 27 October 2005, the Company informed about disposal by Agencja Reklamowa Jowisz Sp. z o.o. with its seat in Jelenia Gora ("Agencja Reklamowa") of 77 shares constituting 22.6% of the share capital of the company under the business name Twoje Radio Sp. z o.o. with its seat in Walbrzych ("Twoje Radio"). The purchaser of the shares in Twoje Radio was Grupa Radiowa Agory Sp. z o.o. Agencja Reklamowa sold all its shares in Twoje Radio.

- In the current report published on 3 November 2005, the Company informed about signing of conditional sale agreement of 100 shares constituting 100% of share capital of the company under the business name Radio Lokalne Zielona Gora Sp. z o.o. with its seat in Zielona Gora. The conditional disposal agreement was concluded between Agora and Region Spółka z o.o. with its seat in Cracow ("Region Sp. z o.o."). Upon the agreement Agora committed itself to sell all its shares in the share capital of Radio Lokalne Zielona Gora to Region Sp. z o.o. The conditions precedent to the sale of the shares in Radio Lokalne Zielona Gora are the following:
  a) granting by the Chairperson of The National Broadcasting Council (KRRiTV) the consent to Radio Lokalne Zielona Gora to change the license for broadcasting of radio program via the change of the broadcast program name from *Radio Blue 101,7 FM* for *RMF MAXXX*, and also via the change of the program formula for the one agreed between parties.
  b) granting by the Chairperson of The National Broadcasting Council (KRRiTV) the consent to Radio Lokalne Zielona Gora to dispose all its shares to Region Sp. z o.o.

- In the current report published on 30 November 2005, the Company informed about disposal by Agora of 1 701 shares constituting 49.98% of the share capital of the company under the business name City Radio Sp. z o.o. with its seat in Czestochowa ("City Radio"). The purchaser of the shares in City Radio was Grupa Radiowa Agory Sp. z o.o. After the transaction Agora holds 1 702 shares constituting 50.02% of the share capital of City Radio.

- In the current report published on 2 December 2005, the Company informed about adoption on 1 December 2005 by the Extraordinary General Meeting of Shareholders of the company under the business name Grupa Radiowa Agory Sp. z o.o. (GRA), the subsidiary company of Agora SA, a resolution on increasing GRA's share capital amounting to PLN 5,026,000 divided into 10,052 equal shares each worth PLN 500 by next 5,378,000 constituting new 10,756 shares each of nominal value PLN 500. All new shares in the increased capital was acquired by Agora SA through contribution in kind in the form of shares in 10 radio companies.

4. Changes in ownership of shares and rights to shares by Management Board members in the fourth quarter of 2005 and until the date of publication of the report

Disposal of shares held by Management Board members is in compliance with agreements concluded with brokerage house concerning orderly disposal of the Company's shares. Changes in ownership of shares by the Management Board members resulting from disposal of shares are depicted in the table below:

Tab. 14

a. shares	as of 31 December 2005	decrease	increase	as of 30 September 2005
Wanda Rapaczynski	1,301,857	0	0	1,301,857
Piotr Niemczycki	1,549,372	0	0	1,549,372
Zbigniew Bak	130,850	0	0	130,850
Jaroslaw Szalinski	9,218	0	0	9,218

b. rights to shares	as of 31 December 2005	decrease	increase	as of 30 September 2005
Wanda Rapaczynski	0	0	0	0
Piotr Niemczycki	0	0	0	0
Zbigniew Bak	0	0	0	0
Jaroslaw Szalinski	0	0	0	0

a. shares	as of 16 February 2006	decrease	increase	as of 31 December 2005
Wanda Rapaczynski	1,301,857	0	0	1,301,857
Piotr Niemczycki	1,549,372	0	0	1,549,372
Zbigniew Bak	130,850	0	0	130,850
Jaroslaw Szalinski	9,218	0	0	9,218

The members of the Management Board participate in the incentive plan described in the note 5 of the financial statements.

5. Changes in ownership of shares by Supervisory Board members in the fourth quarter of 2005

Tab. 15

	as of 31 December 2005	decrease	increase	as of 30 September 2005
Anna Fornalczyk	0	0	0	0
Tomasz Sielicki	33	0	0	33
Stanislaw Soltysinski *(1)*	-	-	-	-
Louis Zachary	0	0	0	0
Sanford Schwartz	0	0	0	0
Slawomir Sikora *(2)*	0	0	0	0

(1) Stanislaw Soltysinski invests in a „blind trust" fund
(2) Sławomir Sikora is a Supervisory Board Member since 19 December 2005.

6. Shareholders entitled to exercise over 5% of total voting rights at the General Meeting of Shareholders, either directly or through affiliates as of the date of publication of the quarterly report

To the best of the Company's knowledge as of the day of publication of the report for the fourth quarter of 2005, the following shareholders are entitled to exercise over 5% of voting rights at the General Meeting of Shareholders in the Company:

Tab. 16

	no. of shares	% of share capital	no. of votes	% of voting rights
Agora-Holding Sp. z o.o.	10,183,195	17.9%	27,309,595	37.0%

AGORA GROUP

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
as at 31 December 2005 and for 3 and 12 month period ended thereon
prepared under
INTERNATIONAL FINANCIAL REPORTING STANDARDS

(all amounts in PLN thousands unless otherwise indicated)

Assets	As at 31 December 2005	As at 30 September 2005	As at 31 December 2004
Non-current assets:			
Intangible assets	273,404	253,840	253,408
Property, plant and equipment	680,144	698,915	742,632
Investments	8,630	20,354	20,696
Investments in associates	3,404	5,037	5,180
Receivables and prepayments	7,052	6,535	1,415
Deferred tax assets	28,552	25,556	26,410
	1,001,186	1,010,237	1,049,741
Current assets:			
Inventories	18,830	17,917	18,586
Accounts receivable and prepayments	209,192	173,903	154,339
Income tax receivable	9,598	3,131	3,650
Short-term securities and other financial assets	75,497	67,077	3,056
Cash and cash equivalents	189,656	251,995	227,412
	502,773	514,023	407,043
Total assets	1,503,959	1,524,260	1,456,784

Accompanying notes are an integral part of these interim consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated)

	Note	As at 31 December 2005	As at 30 September 2005	As at 31 December 2004
Equity and liabilities				
Equity attributable to equity holders of the parent:				
Share capital		56,758	56,758	56,758
Treasury shares (negative figure)		(119,952)	(63,354)	-
Share premium		353,646	353,646	353,646
Retained earnings and other reserves		834,938	817,138	726,596
		1,125,390	1,164,188	1,137,000
Minority interest		(18,476)	(18,343)	1,554
Total equity		1,106,914	1,145,845	1,138,554
Non-current liabilities:				
Deferred tax liabilities		56,749	54,305	49,003
Interest bearing loans and borrowings	3	158,719	153,981	104,721
Retirement severance provision		1,083	1,518	1,437
Provisions		-	-	20
Deferred revenues and accruals		2,041	2,108	2,886
		218,592	211,912	158,067
Current liabilities:				
Retirement severance provision		145	12	20
Accounts payable		131,345	110,915	83,544
Income tax liabilities		58	1,636	10
Short-term borrowings	3	1	4,588	34,872
Provisions		4,405	4,719	2,566
Deferred revenues and accruals		42,499	44,633	39,151
		178,453	166,503	160,163
Total equity and liabilities		1,503,959	1,524,260	1,456,784
Weighted average number of shares (1)		56,324,104	56,488,323	56,757,525

(1) number of shares has changed following the share buy-back programme.

Accompanying notes are an integral part of these interim consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated)

	Note	Three months ended 31 December 2005	Twelve months ended 31 December 2005	Three months ended 31 December 2004	Twelve months ended 31 December 2004
Sales	4	329,259	1,202,138	277,587	1,001,087
Cost of sales		(201,011)	(677,372)	(151,865)	(598,342)
Gross profit		128,248	524,766	125,722	402,745
Selling expenses		(76,692)	(250,325)	(48,165)	(183,930)
Administrative expenses		(35,850)	(120,062)	(26,764)	(108,437)
Other operating income		7,450	24,236	6,048	18,392
Other operating expenses		(10,852)	(27,809)	(12,718)	(46,485)
Operating profit	4	12,304	150,806	44,123	82,285
Finance income		2,864	17,904	3,911	14,583
Finance costs		(4,851)	(14,838)	(2,586)	(18,602)
Share of results of associates		380	238	(107)	(1,417)
Profit before income taxes		10,697	154,110	45,341	76,849
Income tax expense		(2,276)	(28,497)	(6,524)	(8,453)
Net profit for the period		8,421	125,613	38,817	68,396
Attributable to:					
Equity holders of the parent		8,554	126,713	38,330	67,316
Minority interests		(133)	(1,100)	487	1,080
		8,421	125,613	38,817	68,396
Earnings per share (in PLN)		0.15	2.25	0.68	1.19

Accompanying notes are an integral part of these interim consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated)

	Equity attributable to equity holders of the parent						Minority interest	Total equity
	Share capital	Treasury shares (negative figure)	Share premium	Retained earnings	Other	Total		
Three months ended 31 December 2005								
As at 30 September 2005	56,758	(63,354)	353,646	804,078	-	1,151,128	(18,343)	1,132,785
Change of accounting policy and similar	-	-	-	13,060	-	13,060	-	13,060
As at 30 September 2005 restated	56,758	(63,354)	353,646	817,138	-	1,164,188	(18,343)	1,145,845
Adjustment from consolidation of subsidiaries previously accounted for using equity method	-	-	-	2,125	-	2,125	-	2,125
Total income and expense for the period recognized directly in equity	-	-	-	2,125	-	2,125	-	2,125
Net profit / (loss) for the period	-	-	-	8,554	-	8,554	(133)	8,421
Share-based payments	-	-	-	7,121	-	7,121	-	7,121
Share buy back for their redemption	-	(56,598)	-	-	-	(56,598)	-	(56,598)
As at 31 December 2005	56,758	(119,952)	353,646	834,938	-	1,125,390	(18,476)	1,106,914

Negative minority interests represents mainly the share of minority shareholder in negative equity of Inforadio Sp. z o.o. Additionally Inforadio Sp. z o.o. has loan liability to this minority shareholder, described in note 3.

(all amounts in PLN thousands unless otherwise indicated)

	Equity attributable to equity holders of the parent						Minority interest	Total equity
	Share capital	Treasury shares (negative figure)	Share premium	Retained earnings	Other	Total		
Twelve months ended 31 December 2005								
As at 31 December 2004	56,758	-	353,646	713,139	1,147	1,124,690	1,554	1,126,244
Change of accounting policy and similar	-	-	-	12,310	-	12,310	-	12,310
As at 31 December 2004 restated	56,758	-	353,646	725,449	1,147	1,137,000	1,554	1,138,554
Adjustment from consolidation of subsidiaries previously accounted for using equity method	-	-	-	2,887	-	2,887	(17,869)	(14,982)
Total income and expense for the period recognized directly in equity	-	-	-	2,887	-	2,887	(17,869)	(14,982)
Net profit / (loss) for the period	-	-	-	126,713	-	126,713	(1,100)	125,613
Reclassification	-	-	-	1,147	(1,147)	-	-	-
Share-based payments	-	-	-	7,121	-	7,121	-	7,121
Share buy back for their redemption	-	(119,952)	-	-	-	(119,952)	-	(119,952)
Dividends declared	-	-	-	(28,379)	-	(28,379)	-	(28,379)
Dividends of subsidiaries	-	-	-	-	-	-	(1,061)	(1,061)
As at 31 December 2005	56,758	(119,952)	353,646	834,938	-	1,125,390	(18,476)	1,106,914

Negative minority interests represents mainly the share of minority shareholder in negative equity of Inforadio Sp. z o.o. Additionally Inforadio Sp. z o.o. has loan liability to this minority shareholder, described in note 3.

(all amounts in PLN thousands unless otherwise indicated)

	Equity attributable to equity holders of the parent						Minority interest	Total equity
	Share capital	Treasury shares (negative figure)	Share premium	Retained earnings	Other	Total		
Twelve months ended 31 December 2004								
As at 31 December 2003	56,758	-	353,646	653,695	1,147	1,065,246	1,273	1,066,519
Change of accounting policy and similar	-	-	-	4,438	-	4,438	-	4,438
As at 31 December 2003 restated	56,758	-	353,646	658,133	1,147	1,069,684	1,273	1,070,957
Net profit / (loss) for the period	-	-	-	67,316	-	67,316	1,080	68,396
Dividends of subsidiaries	-	-	-	-	-	-	(799)	(799)
As at 31 December 2004	56,758	-	353,646	725,449	1,147	1,137,000	1,554	1,138,554

Accompanying notes are an integral part of these interim consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated)

	Three months ended 31 December 2005	Twelve months ended 31 December 2005	Three months ended 31 December 2004	Twelve months ended 31 December 2004
Cash flows from operating activities				
Profit before income taxes	10,697	154,110	45,341	76,849
Adjustments for:				
Share of results of associates	(380)	(238)	107	1,417
Depreciation of property, plant and equipment	25,163	95,554	24,722	103,340
Amortization of intangible assets and goodwill	285	890	5,271	20,931
Foreign exchange (gain) / loss	-	-	683	897
Interest, net	1,785	8,268	2,547	9,121
(Profit) / loss on investing activities	4,959	3,234	2,661	13,452
(Decrease) / increase in provisions	(616)	1,583	(2,387)	(6,761)
(Increase) / decrease in inventories	(913)	(1,275)	(4,584)	(3,420)
(Increase) / decrease in receivables and prepayments	(33,650)	(58,859)	1,090	(30,592)
(Decrease) / increase in payables	26,030	48,031	(4,353)	2,243
(Decrease) / increase in deferred revenues and accruals	(2,602)	1,895	9,512	6,909
Other adjustments	7,618	6,578	(14)	(55)
Cash generated from operations	38,376	259,771	80,596	194,331
Income taxes (paid) / returned	(11,297)	(29,406)	(1,107)	(2,351)
Net cash from operating activities	27,079	230,365	79,489	191,980
Cash flows from investing activities				
Proceeds from sale of property, plant and equipment, and intangibles	6	235	943	1,197
Disposal of subsidiaries (net of cash disposed) and associates	-	2,214	-	-
Disposal of financial assets	186	1,515	200	200
Interest received	187	750	-	34
Disposal of short-term securities	11,425	68,876	-	-
Other	222	222	-	1,498
Purchase of property plant and equipment, and intangibles	(15,316)	(44,099)	(6,302)	(30,195)
Acquisition of subsidiary (net of cash acquired) and associates	44	218	(11)	(4,722)
Acquisition of financial assets	(188)	(1,447)	(221)	(1,442)
Acquisition of short-term securities	(20,998)	(139,139)	(300)	(1,300)
Loans granted	120	(432)	(1,816)	(9,819)
Net cash used in investing activities	(24,312)	(111,087)	(7,507)	(44,549)

(all amounts in PLN thousands unless otherwise indicated)

	Three months ended 31 December 2005	Twelve months ended 31 December 2005	Three months ended 31 December 2004	Twelve months ended 31 December 2004
Cash flows from financing activities				
Proceeds from borrowings	291	1,228	2	2
Repurchase of own shares	(63,602)	(119,952)	-	-
Dividends paid to equity holders of the parent	(10)	(28,377)	-	-
Dividends paid to minority shareholders	-	(1,059)	-	(799)
Repayment of borrowings	-	(2)	-	(619)
Interest paid	(1,785)	(8,268)	(2,559)	(9,151)
Other	-	(604)	-	-
Net cash used in financing activities	(65,106)	(157,034)	(2,557)	(10,567)
Net increase / (decrease) in cash and cash equivalents	(62,339)	(37,756)	69,425	136,864
Cash and cash equivalents				
At start of period	251,995	227,412	157,987	90,548
At end of period	189,656	189,656	227,412	227,412

Accompanying notes are an integral part of these interim consolidated financial statements.

(all amounts in PLN thousands unless otherwise indicated)

1. General information

Agora SA with its registered seat in Poland, 00-732 Warsaw, Czerska 8/10 street ("the Company", "parent company") principally produces, sells and promotes daily newspapers (including flagship *Gazeta Wyborcza*), magazines and other periodicals in Poland and controls or exercises significant influence over 27 radio operating companies. Additionally the Company is active in the outdoor segment through an acquired subsidiary, Art Marketing Syndicate SA ("AMS").

The Group comprises Agora SA and 26 subsidiaries. Additionally Agora SA exercises significant influence over 5 associate companies.

The Group operates in all the major cities in Poland.

Financial statements are presented for three and twelve months ended 31 December 2005, with comparative figures presented for three and twelve months ended 31 December 2004.

The financial statements were authorized for issue by the Management Board on 16 February 2006.

2. Statement of compliance

The Consolidated Balance Sheet as of 31 December 2005, the Consolidated Income Statement, the Consolidated Cash Flow Statement and the Consolidated Statement of Changes in Equity for the three and twelve months ended 31 December 2005 have not been audited. The Consolidated Balance Sheet as of 31 December 2004, the Consolidated Income Statement, the Consolidated Cash Flow Statement and the Consolidated Statement of Changes in Equity for the twelve months ended 31 December 2004 have been audited by independent auditor who issued unqualified opinion.

The Condensed Consolidated Financial Statements have been prepared under International Accounting Standard 34 "Interim Financial Reporting", according to art. 45 point 1a-1c of Accounting Act (Official Journal from 2002, No 76, item 694 with amendments), regulations issued based on that Act and the Minister of Finance Decree of 19 October 2005 on current and periodic information provided by issuers of securities (Official Journal from 2005, No 209, item 1744).

In prior periods the Group prepared consolidated financial statements in accordance with both the Accounting Act and IFRS. Consequently, the provisions of IFRS 1 do not apply to these financial statements.

As of 1 January 2005 the amendments to the Accounting Act (art. 45 points 1a-1c of Accounting Act) required the consolidated financial statements to be prepared according to IFRS adopted by the European Union. As at the day of publication of these interim consolidated financial statements, taking into account the adaptation process of IFRS by the European Union, there are no differences between IFRS and IFRS adopted by the European Union with respect to the financial reporting of the Group.

Except as described below, in the preparation of these condensed consolidated financial statements, the Group has followed the same accounting policies as used in the Consolidated Financial Statements as at 31 December 2004. The Consolidated Financial Statements as at 31 December 2004 have been prepared in accordance with International Financial Reporting Standards ("IFRS") adopted by the International Accounting Standards Board ("IASB") and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB ("IFRIC") published in the form of regulations of the European Union. The 31 December 2005 Condensed Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements as at 31 December 2004.

Following the introduction of new standards and amendments to the existing ones, the Group has adopted the following changes:

1) according to IFRS 3 "Business Combinations" and IAS 38 "Intangible Assets" goodwill and intangible assets with indefinite useful lives should not be amortised,
2) according to IAS 1 "Presentation of Financial Statements" minority interest is shown within equity and the income statement should include whole profit or loss with the allocation between equity holders of the parent and minority interest.
3) liquid financial assets purchased for free cash investment are presented as cash equivalents. Comparative information in the balance sheet and in the cash flow statement has been restated as follows:

(all amounts in PLN thousands unless otherwise indicated)

Consolidated financial statements	Twelve months ended 31 December 2004
Data presented in the previous reports	
Net cash from operating activities	188,185
Net cash used in investing activities	(139,821)
Net increase / (decrease) in cash and cash equivalents	38,596
Restated data	
Net cash from operating activities	191,980
Net cash used in investing activities	(44,549)
Net increase / (decrease) in cash and cash equivalents	136,864

Unconsolidated financial statements	Twelve months ended 31 December 2004
Data presented in the previous reports	
Net cash from operating activities	137,763
Net cash used in investing activities	(111,835)
Net increase / (decrease) in cash and cash equivalents	16,760
Restated data	
Net cash from operating activities	138,936
Net cash used in investing activities	(13,722)
Net increase / (decrease) in cash and cash equivalents	116,046

4) Agora's subsidiary, Agora Poligrafia Sp. z o.o. operates in a Special Economic Zone. Agora Poligrafia Sp. z o.o. was granted the right to tax exemption up to a maximum amount of 75% of capital expenditures incurred since the date of permit for activity in the Special Economic Zone to 31 December 2006. The printing activities conducted in the Special Economic Zone are subject to the tax exemption. According to previously applied policy, the Group recognized the exemption in the period to which it relates. Now, the available tax exemption for was calculated and deferred tax asset recognized. Deferred tax asset is updated for the amount used and current forecasts for 5 years.

	30 September 2005	31 December 2004
Data presented in the previous reports		
Deferred tax asset	14,306	15,910
Restated data		
Deferred tax asset	25,556	26,410

	Nine months ended 30 September 2005	Three months ended 31 December 2004	Twelve months ended 31 December 2004
Data presented in the previous reports			
Income tax expense	(26,971)	(6,774)	(9,453)
Restated data			
Income tax expense	(26,221)	(6,524)	(8,453)

(all amounts in PLN thousands unless otherwise indicated)

3. Long-term and short-term borrowings

As at 31 December 2005 the Group had a PLN 500 million long-term loan facility available from Bank Pekao SA, on the basis of the loan agreement dated 5 April 2002. The tranches drawn as at 31 December 2005 amounted to PLN 139,480 thousand. Following the annex signed on 31 March 2005 which extended the drawing period and repayment date by 2 years the whole amount is classified as long-term.

Together with the annex to the loan agreement, the Group's subsidiary – Agora Poligrafia Sp. z o.o. extended the guarantee of the repayment of the loan by 2 years.

Additionally, Group's subsidiary - Inforadio Sp. z o.o. has loan liability to a minority shareholder in the amount of PLN 19,239 thousand.

4. Sales and segment information

	Three months ended 31 December 2005	Twelve months ended 31 December 2005	Three months ended 31 December 2004	Twelve months ended 31 December 2004
Sales				
Press and other media	295,660	1,074,929	248,787	894,566
Outdoor	49,040	177,623	37,317	141,276
Consolidation eliminations	(15,441)	(50,414)	(8,517)	(34,755)
Consolidated	329,259	1,202,138	277,587	1,001,087
Operating profit / (loss)				
Press and other media	13,700	123,478	42,538	80,923
Outdoor	6,500	38,751	2,024	3,412
Consolidation eliminations	(7,896)	(11,423)	(439)	(2,050)
Consolidated	12,304	150,806	44,123	82,285
(Impairment loss recognized) / reversal of impairment losses				
Press and other media	(1,159)	(2,519)	(2,899)	(5,917)
Outdoor	(878)	(805)	242	(3,387)
Consolidation eliminations	(768)	(768)	10	9
Consolidated	(2,805)	(4,092)	(2,647)	(9,295)
Restructuring				
Press and other media	-	-	(1,417)	(10,538)
Outdoor	-	-	-	-
Consolidation eliminations	-	-	-	-
Consolidated	-	-	(1,417)	(10,538)

5. Share-based payment

In Agora Group the share incentive plans fueled by Agora's shares are run. This plans fall within the scope of MSSF 2 "Share-based Payment" which came into force from 1 January 2005.
Eligible employees are entitled to purchase investment certificates in closed end mutual fund. The fair value of certificates is determined by applying valuation techniques and is included in staff cost with corresponding increase in equity.

According to transitional provisions of IFRS 2, the standard should be applied to equity instruments that were granted after 7 November 2002 and vested or will vest after 1 January 2005. All restricted stock purchased within incentive plans up to 2004 inclusive was granted to employees either before 7 November 2002 or was vested before 1 January 2005. Consequently, shares purchased by employees up to the end of 2004 fall outside scope of IFRS 2 and they do not affect the income statement of the Group.

The impact of share-based payments on the financial statements of the Group (PLN million):

	2005	2004
Income statement – staff costs	7.1	-
Equity	7.1	-

During periods covered by these financial statements, the following incentive plans were carried out in the Group:

A - Management Incentive Plan (carried out in 2005),

B - Plans carried out until 2004.

The impact on the financial statements of the Group described above, result exclusively from recognition of costs in the fourth quarter of 2005 of the plans carried out in 2005 (details in point A below).

A - Management Incentive Plan (carried out in 2005)

Eligible employees participate in an incentive plan based on investment certificates in Participatory Closed Mutual Fund (PCMF), managed by Skarbiec Towarzystwo Funduszy Inwestycyjnych SA.
The number of certificates granted depends on meeting performance criteria, not on market conditions.
The summary of the plan:

a) grant date - date of the resolution of shareholders of Agora Holding Sp. z o.o. on grant of shares - 20 December 2005,

b) month in which certificates are purchased by eligible employees - October 2005,

c) total number of certificates purchased by employees of the Group: 865.2 thousand,

d) vesting date and vesting period:

   a. 25 June 2006, 8 months (11.05 - 06.06) for 359.9 thousand of certificates,

   b. 25 June 2007, 20 months (11.05 - 06.07) for 505.3 thousand of certificates.

e) vesting conditions: described in incentive plan regulations, specifically the employment in Group companies as at the vesting date,

f) during the vesting period Agora Holding Sp. z o.o. has a irrevocable, unconditional right to buy back certificates for purchase price,

g) purchase price of each certificate is PLN 1,

h) type of the plan: equity settled.

The fair value of certificates is determined by applying valuation model, which takes into consideration such variables as: market value of Agora's shares, specific characteristics and running costs of the fund as well as the kind of shares and rights associated with the certificates. Consequently, the discount factor was established at the level of 23.6% (detailed description of the valuation model is disclosed below).

The fair value of certificates is established as at the grant date and posted to the income statement from the month following the month in which certificates are purchased. The costs are recognized over the vesting period.

Historical ratio of forfeited certificates (FR ratio, described below) adjusts the number of certificates granted included in the calculation of incentive plan cost (due to non-compliance with conditions attached to the scheme - obligation to work in the Group, in particular).

The fair value of investment certificates and the total cost of the Group as at the grant date was determined using the following formula:
FMV = (B-S@grant date) x (1-CD),
Cost = FMV x IC x (1-FR)

where:

1. FMV - fair market value of certificate as at the grant date,
2. B-S@grant date - the value of certificates as at the grant date, calculated using Black - Scholes model (B-S), with following assumptions:
    a. the value of certificates as at the grant date was determined as weighted average of 6 month and 18 month European call option for Agora's shares as at that date for certificates vesting on 25 June 2006 and 25 June 2007 respectively,
    b. parameters of B-S model:

Market value of base instrument (Agora' share)	PLN	69.5
Volatility of 6 month option	%	17%
Volatility of 18 month option	%	29%
Exercise price of the option	PLN	1.0
Risk-free rate	%	4.4%
6 month option value	PLN	68.5
18 month option value	PLN	68.6

3. CD - discount for closed mutual fund, representing:
    a. valuation of closed funds assets,
    b. rights of owners of PCMF certificates,
    c. PCMF's running costs.
4. IC - total number of certificates in PCMF purchased by employees,
5. FR - factor which adjusts the number of certificates by the historic percentage of forfeited shares by employees which did not fulfil vesting conditions in past schemes,
6. the valuation calculation:

B-S@grant date	PLN	68.5
CD	%	23.6%
Market value of certificates as at grant date		52.4
FR	%	3.0%
IC	in thousand	865.2
Total cost	PLN million	43.9

The table below shows the number of certificates purchased by the employees of the Group in incentive scheme (in thousands of certificates, including certificates purchased by the Management Board of Agora SA):

	2005
As at 1 January	-
Granted	865.2
Forfeited	-
Vested	-
As at 31 December	865.2

B - Plans valid until 2004.

In these plans, Agora Holding Sp. z o.o. sold Agora's shares to eligible employees for fixed price of PLN 1 for each share with following restrictions: they were registered, not admitted for public trade and could not be sold for a period up to 10 years.

During the vesting period Agora Holding Sp. z o.o. has an irrevocable right to buy back shares for PLN 1 in case of non-compliance with share incentive plan regulations by employees (including obligation to work for Group company during the vesting period).

The shares were awarded to the Group's eligible employees pursuant to two plans:

(all amounts in PLN thousands unless otherwise indicated)

a) Second Employee Stock Purchase Plan

The majority of the Group's employees (except those within the share incentive plan) were eligible and the number of shares granted was dependent on the number of years of service.

Movements in the shares outstanding are as follows:

	2005	2004
As at 1 January	-	2,245,113
Granted	-	-
Forfeited	-	(91,330)
Vested	-	(2,153,783)
As at 31 December	-	-

b) Employee Stock Purchase Plan and Stock Incentive Plan for management (carried out until the end of 2004)

The number of shares granted depended on eligible managers meeting performance criteria (non-market criteria)

Movements in the shares outstanding are as follows (including shares granted to Management Board members):

	2005	2004
As at 1 January	8,019,343	12,146,355
Granted	-	1,236,954
Forfeited	(62,570)	(219,380)
Vested	(2,371,341)	(5,144,586)
As at 31 December	5,585,432	8,019,343

The shares granted have vesting and selling restrictions for the period from 5 to 10 years (up to 2010).

The shares not yet vested as at 31 December 2004 were granted before 7 November 2002; consequently they are outside the scope of IFRS 2 (they are not valuated and recognised in the books). As a result they do not affect the results and equity of the Group.

All shares have full dividend and voting rights.

The movements in shares purchased by Management Board of Agora are shown in point V.4 of the Management Discussion and Analysis.

6. Provisions and impairment losses

In the period from 1 January 2005 to 31 December 2005 the following impairment losses were changed (in brackets figures for the fourth quarter of 2005):

- impairment loss for receivables: decrease by PLN 9,906 thousand (decrease by PLN 6,665 thousand),
- impairment loss for financial assets: decrease by PLN 34,645 thousand (increase by PLN 1,668 thousand). This is mainly connected with the consolidation of Inforadio Sp. z o.o. which resulted in decrease of impairment losses for loans granted in the amount of PLN 24,644 thousand and decrease of impairment losses for shares in the amount of PLN 6,781 thousand. Impairment losses for loans granted to radio companies in the amount of PLN 3,429 thousand have been also recognized. Additionally impairment losses for interests on loans and for shares have been decreased by PLN 5,963 thousand and PLN 284 thousand respectively.
- impairment loss for inventory: increase by PLN 1,783 thousand (increase by PLN 1,054 thousand),
- impairment loss for property, plant and equipment and intangible assets: increase by PLN 465 thousand (increase by PLN 2,102 thousand).

Additionally in the period from 1 January 2005 and 31 December 2005 the following provisions were changed:

- provision for certain and probable losses: increase by PLN 2,460 thousand (decrease by PLN 292 thousand),
- provision for restructuring: decrease by PLN 641 thousand (decrease by PLN 22 thousand).

7. Equity

According to IAS 29 "Financial Reporting in Hyperinflationary Economies", the Polish economy was regarded as hyperinflationary in the period of Group activities up to 1996.

IAS 29 requires the share capital of the Group to be restated by applying the general price index.

(all amounts in PLN thousands unless otherwise indicated)

Retrospective application of IAS 29 with regard to equity would result in an increase of share capital of the Group with corresponding decrease of retained earnings by the same amount.

Consequently, the restatement of equity due to hyperinflation does not affect the value of equity of the Group, only the structure of the equity is affected.

Polish regulations, commercial code in particular, do not rule the way how this type of adjustment should be carried out (especially adjustments to equity of companies).

Consequently, due to lack of impact on equity of the Group following the hyperinflationary adjustment and lack of regulations in polish law, the Group did not post any adjustment to equity as a consequence of IAS 29 application.

8. Capital and investment commitments

Contractual capital and investment commitments (mainly relating to fixed assets) existing at the balance sheet date amounted to PLN 6,818 thousand (30 September 2005: PLN 9,048 thousand, 31 December 2004: PLN 7,622 thousand).

9. Contingencies

As of 31 December 2005 the Group had contingent liabilities in respect of bank and other guarantees and other matters arising in the ordinary course of business from which it is anticipated that no material liabilities will arise, other than those noted below.

Benefiting party	Debtor	Valid till	Amount	Provisions booked
	Guarantees provided by Agora SA			
Bank BPH SA	BOR Sp. z o.o.	-	1,450	-
Pekao SA	Agora's employees	31.03.2008 / 31.05.2008 / 30.09.2009	627	-
Bank BPH SA	GRA Sp. z o.o.	15.01.2006	22	
	Guarantees provided by AMS SA			
VOX Chemia Sp. z o.o.	AMS SA	31.12.2012	1,467	-
PKiN Sp. z o.o.	AMS SA	31.01.2006	200	-
MZA	AMS SA	30.06.2006	310	
Others	AMS SA	29.12.2006	90	-
			4,166	-

10. Court cases

As for 31 December 2005 the Group has not entered into litigation or has been litigated for claims or liabilities that in total exceed 10% of the Group's equity.

11. Seasonality

Advertising revenues are subject to seasonality – revenues earned in the first and third quarter are lower than in the second and fourth quarter.

12. Related-party transactions

(a) Management Board's remuneration and other benefits

Remuneration of Management Board members of Agora SA paid pursuant to employment and management contracts amounted to PLN 2,465 thousand (twelve months ended 31 December 2004: PLN 2,409 thousand).

Management Board members did not acquire Agora's shares in the twelve months ended 31 December 2005.

(all amounts in PLN thousands unless otherwise indicated)

Management Board members participated in incentive scheme in 2005, described in note 5 point A. Members of the Management Board of Agora SA acquired 200,324 investment certificates in the fourth quarter of 2005.

Vesting date and vesting period for purchased certificates:

a) 25 June 2006, 8 months (11.05 – 06.06) for 27.5 thousand of certificates,

b) 25 June 2007, 20 months (11.05 – 06.07) for 172.8 thousand of certificates.

Non-cash expense recognized according to IFRS 2 amounted to PLN 1.2 million in the fourth quarter of 2005.

(b) Other related parties

There were no material transactions and balances with related parties other that disclosed below:

	Three months ended 31 December 2005	Twelve months ended 31 December 2005	Three months ended 31 December 2004	Twelve months ended 31 December 2004
Associates and non-consolidated subsidiaries				
Sales	1,318	5,371	1,594	5,073
Purchases of goods and services	(2,734)	(10,268)	(1,983)	(5,797)
Impairment losses on loans granted	(3,429)	(4,294)	(1,019)	(7,776)

	As at 31 December 2005	As at 30 September 2005	As at 31 December 2004
Associates and non-consolidated subsidiaries			
Receivables	1,433	1,823	1,540
Payables	2,609	906	1,207
Loans granted and debt securities	4,419	13,680	13,102

All transactions carried out between related parties are of routine nature.

13. Selected consolidated financial data together with translation into EURO

Selected financial data presented in the financial statements has been translated into EURO in the following way:

- income statement and cash flow statement figures using arithmetic average of exchange rates published by NBP and ruling on the last day of each month during the four quarters. For four quarters of 2005 EURO 1 = 4.0274; for four quarters of 2004 EURO 1 = 4.5149.
- balance sheet figures using the average exchange rates published by NBP and ruling on the last day of the quarter. Exchange rate as at 31 December 2005 – EURO 1 = 3.8598; as at 31 December 2004 – EURO 1 = 4.0790.

	PLN thousand		EURO thousand	
	Twelve months ended 31 December 2005	Twelve months ended 31 December 2004	Twelve months ended 31 December 2005	Twelve months ended 31 December 2004
Sales	1,202,138	1,001,087	298,490	221,730
Operating profit	150,806	82,285	37,445	18,225
Profit before income taxes	154,110	76,849	38,265	17,021
Net profit for the period attributable to equity holders of the parent	126,713	67,316	31,463	14,910
Net cash from operating activities	230,365	191,980	57,199	42,521
Net cash used in investing activities	(111,087)	(44,549)	(27,583)	(9,867)
Net cash used in financing activities	(157,034)	(10,567)	(38,991)	(2,340)
Net increase / (decrease) in cash and cash equivalents	(37,756)	136,864	(9,375)	30,314
Total assets	1,503,959	1,456,784	389,647	357,142
Non-current liabilities	218,592	158,067	56,633	38,751
Current liabilities	178,453	160,163	46,234	39,265
Equity attributable to equity holders of the parent	1,125,390	1,137,000	291,567	278,745
Share capital	56,758	56,758	14,705	13,915
Weighted average number of shares	56,324,104	56,757,525	56,324,104	56,757,525
Earnings per share (in PLN / in EURO)	2.25	1.19	0.56	0.26
Book value per share (in PLN / in EURO)	19.98	20.00	5.18	4.90

(all amounts in PLN thousands unless otherwise indicated)

14. Description of the Group

The list of companies from the Group:

		% of shares held (effectively)	
	Subsidiaries consolidated	31 December 2005	30 September 2005
1	Agora Poligrafia Sp. z o.o., Tychy	100.0%	100.0%
2	Art Marketing Syndicate SA (AMS), Poznan	99.8%	99.8%
3	KKK FM S.A., Wroclaw (1)	100.0%	84.2%
4	Elita Sp. z o.o., Bydgoszcz (1)	100.0%	100.0%
5	Radio Trefl Sp. z o.o., Sopot (1)	99.9%	99.9%
6	IM 40 Sp. z o.o., Warsaw	72.0%	72.0%
7	Grupa Radiowa Agory Sp. z o.o., Warsaw	100.0%	100.0%
8	O'le Sp. z o.o., Opole (1)	100.0%	100.0%
9	Karolina Sp. z o.o., Tychy (1)	100.0%	100.0%
10	CITY Radio Sp. z o.o., Czestochowa (1)	100.0%	100.0%
11	Radio Na Fali Sp. z o.o., Szczecin (1)	100.0%	100.0%
12	ROM Sp. z o.o., Warsaw (1)	100.0%	100.0%
13	Barys Sp. z o.o., Tychy (2)	89.8%	89.8%
14	Agencja Reklamowa Jowisz Sp. z o.o., Jelenia Gora (2)	100.0%	100.0%
15	Radio Pomoże Sp. z o.o., Bydgoszcz (1)	100.0%	100.0%
16	Twoje Radio Sp. z o.o., Walbrzych (1)	100.0%	100.0%
17	Wibor Sp. z o.o., Nowy Sacz (1)	100.0%	100.0%
18	Adpol Sp. z o.o., Warsaw (3)	99.8%	99.8%
19	Akcent Media Sp. z o.o., Poznan (3)	99.8%	99.8%
20	Radio Wanda Sp. z o.o., Cracow (1)	100.0%	100.0%
21	Radio Klakson Sp. z o.o., Wroclaw (1)	100.0%	100.0%
22	Multimedia Plus Sp. z o.o., Srem	76.0%	76.0%
23	Lokalne Radio w Opolu Sp. z o.o., Opole	100.0%	100.0%
24	Radio Lokalne Zielona Góra Sp. z o.o., Zielona Gora	100.0%	100.0%
25	Inforadio Sp. z o.o., Warsaw	66.1%	66.1%
26	Regionalne Przedsiębiorstwo Związkowe Sp. z o.o., Tychy	100.0%	49.0%
	Associate companies valued using the equity method		
27	Jan Babczyszyn Radio Jazz FM Sp. z o.o., Poznan	50.0%	50.0%
28	BOR Sp. z o.o., Poznan	50.1%	50.1%
29	Radio Mazowsze Sp. z o.o., Lomianki	24.0%	24.0%
30	Bis Media Sp. z o.o., Lublin	49.0%	49.0%
31	Tres Sp. z o.o., Sieradz	48.5%	48.5%
	Companies excluded from consolidation and equity accounting		
32	Polskie Badania Internetu Sp. z o.o., Warsaw	20.0%	20.0%
33	Radio Wawel Sp. z o.o., Cracow	50.0%	50.0%
34	Jamar Sp. z o.o., Warsaw	100.0%	100.0%
35	Projekt Inwestycyjny Sp. z o.o., Warsaw	100.0%	100.0%
36	Polskie Badania Outdooru Sp. z o.o., Warsaw (3)	40.9%	40.9%
37	Aktis Media Sp. z o.o. in bankruptcy, Poznan (3)	89.8%	89.8%
38	Media System Sp. z o.o., Warsaw (3)	99.8%	99.8%

(1) directly and indirectly through Grupa Radiowa Agory Sp. z o.o.

(2) directly through Grupa Radiowa Agory Sp. z o.o.

(3) indirectly through AMS SA

(all amounts in PLN thousands unless otherwise indicated)

15. Business combinations

In October 2005 Agora SA purchased 51% shares in Regionalne Przedsiebiorstwo Zwiazkowe Sp. z o.o. After the transaction Agora SA owns 100% of shares of Regionalne Przedsiebiorstwo Zwiazkowe Sp. z o.o. Consolidated financial statements include net profit of PLN 105 thousand of this company. Assuming the consolidation of this company from the beginning of 2005, the Group's revenue for 2005 would be PLN 1,201,417 thousand and the net profit attributable to equity holders of the parent - PLN 126,205 thousand.

The assets and liabilities arising from the acquisition are as follows:

	Carrying amounts	Recognized values
Intangible assets	114	255
Property, plant and equipment	110	110
Operating working capital, except cash and cash equivalents	(305)	(305)
Cash and cash equivalents	58	58
Interest-bearing loans and borrowings	(8,139)	(8,139)
	(8,162)	(8,021)
Net identifiable assets and liabilities acquired (51.0%)		(4,090)
Goodwill on acquisition (1)		5,507
Total consideration		1,417
Purchase consideration settled in cash		1,417
Cash and cash equivalents in subsidiary acquired		(58)
Cash outflow on acquisition		1,359

(1) Goodwill includes items which cannot be individually separated and reliably measured from the acquiree, due to their nature.

In December 2005 Grupa Radiowa Agory Sp. zo.o. (Agora's subsidiary) purchased 15.8% shares in KKK FM. After the transaction Grupa Radiowa Agory Sp. zo.o. owns 100% of shares of KKK FM. Consolidated financial statements include net profit of PLN 176 thousand of this company.

The assets and liabilities arising from the acquisition are as follows:

	Carrying amounts	Recognized values
Intangible assets	90	942
Property, plant and equipment	323	323
Other long term assets	137	137
Operating working capital, except cash and cash equivalents	295	295
Cash and cash equivalents	827	827
Interest-bearing loans and borrowings	(1,564)	(1,564)
	108	960
Net identifiable assets and liabilities acquired (15.8%)		152
Goodwill on acquisition (1)		428
Total consideration, payable n cash		580

(1) Goodwill includes items which cannot be individually separated and reliably measured from the acquiree, due to their nature.

(all amounts in PLN thousands unless otherwise indicated)

16. Events after the balance sheet date

- On 20 January 2005, the District Court in Warsaw registered the increase of share capital of GRA Sp. z o.o., which was disclosed in the current report published on 2 December 2005. As a result of this increase the structure of the Group changed. The new structure is as follows (reflects transactions described below):

		% of shares held	
	Subsidiaries consolidated	Agora	GRA
1	Agora Poligrafia Sp. z o.o., Tychy	100.0%	0.0%
2	Art Marketing Syndicate SA (AMS), Poznan	99.8%	0.0%
3	KKK FM S.A., Wroclaw	0.0%	100.0%
4	Elita Sp. z o.o., Bydgoszcz	51.0%	49.0%
5	Radio Trefl Sp. z o.o., Sopot	0.0%	99.9%
6	IM 40 Sp. z o.o., Warsaw	72.0%	0.0%
7	Grupa Radiowa Agory Sp. z o.o., Warsaw	100.0%	0.0%
8	O'le Sp. z o.o., Opole	0.0%	100.0%
9	Karolina Sp. z o.o., Tychy	0.0%	100.0%
10	CITY Radio Sp. z o.o., Czestochowa	50.0%	50.0%
11	Radio Na Fali Sp. z o.o., Szczecin	0.0%	100.0%
12	ROM Sp. z o.o., Warsaw	0.0%	100.0%
13	Barys Sp. z o.o., Tychy	0.0%	89.8%
14	Agencja Reklamowa Jowisz Sp. z o.o., Jelenia Gora	0.0%	100.0%
15	Radio Pomoze Sp. z o.o., Bydgoszcz	0.0%	100.0%
16	Twoje Radio Sp. z o.o., Walbrzych	51.2%	48.8%
17	Wibor Sp. z o.o., Nowy Sacz	0.0%	100.0%
18	Adpol Sp. z o.o., Warsaw	99.8%	0.0%
19	Akcent Media Sp. z o.o., Poznan	99.8%	0.0%
20	Radio Wanda Sp. z o.o., Cracow	0.0%	100.0%
21	Radio Klakson Sp. z o.o., Wroclaw	51.0%	49.0%
22	Multimedia Plus Sp. z o.o., Srem	76.0%	0.0%
23	Lokalne Radio w Opolu Sp. z o.o., Opole	100.0%	0.0%
24	Inforadio Sp. z o.o., Warsaw	66.1%	0.0%
25	Regionalne Przedsiebiorstwo Zwiazkowe Sp. z o.o., Tychy	100.0%	0.0%
26	Tres Sp. z o.o., Sieradz	100.0%	0.0%
	Associate companies valued using the equity method		
27	Jan Babczyszyn Radio Jazz FM Sp. z o.o., Poznan	50.0%	0.0%
28	BOR Sp. z o.o., Poznan	50.1%	0.0%
29	Radio Mazowsze Sp. z o.o., Lomianki	24.0%	0.0%
30	Bis Media Sp. z o.o., Lublin	49.0%	0.0%
	Companies excluded from consolidation and equity accounting		
31	Polskie Badania Internetu Sp. z o.o., Warsaw	20.0%	0.0%
32	Radio Wawel Sp. z o.o., Cracow	50.0%	0.0%
33	Jamar Sp. z o.o., Warsaw	100.0%	0.0%
34	Projekt Inwestycyjny Sp. z o.o., Warsaw	100.0%	0.0%
35	Polskie Badania Outdooru Sp. z o.o., Warsaw	40.9%	0.0%
36	Aktis Media Sp. z o.o. in bankruptcy, Poznan	89.8%	0.0%
37	Media System Sp. z o.o., Warsaw	99.8%	0.0%

- In the current report published on 17 January 2006, the Company informed about meeting two conditions precedent to the conditional sale agreement of shares in Radio Lokalne Zielona Góra. The detailed information about the agreement was disclosed in the current report published on 3 November 2005. The selling price amounted to PLN 630 thousand.
- In the current report published on 8 February 2006, the Company informed about purchase of 51.49% shares of Tres Sp. z o.o. The purchase price amounted to PLN 2,222 thousand. Agora's share in Tres Sp. z o.o. after the transaction amounts to 100%.

(all amounts in PLN thousands unless otherwise indicated)

The assets and liabilities arising from the acquisition are as follows:

	Carrying amounts	Recognized values
Intangible assets	99	626
Property, plant and equipment	393	393
Deferred tax assets	92	92
Operating working capital, except cash and cash equivalents	193	193
Cash and cash equivalents	203	203
Interest-bearing loans and borrowings	(1,099)	(1,099)
	(119)	408
Net identifiable assets and liabilities acquired (51.5%)		210
Goodwill on acquisition (1)		2,012
Total consideration		2,222
Purchase consideration settled in cash		2,222
Cash and cash equivalents in subsidiary acquired		(203)
Cash outflow on acquisition		2,019

(1) Goodwill includes items which cannot be individually separated and reliably measured from the acquiree, due to their nature.

(all amounts in PLN thousands unless otherwise indicated)

17. Condensed unconsolidated financial statements of Agora SA

Unconsolidated balance sheet as at 31 December 2005

	As at 31 December 2005	As at 30 September 2005	As at 31 December 2004
Assets			
Non-current assets:			
Intangible assets	83,093	75,284	75,465
Property, plant and equipment	486,717	503,410	533,832
Investments	295,534	311,138	312,945
Receivables and prepayments	95,979	95,714	87,997
Deferred tax assets	13,488	11,732	11,465
	974,811	997,278	1,021,704
Current assets:			
Inventories	15,056	15,003	14,507
Accounts receivable and prepayments	183,424	150,881	136,021
Income tax receivable	8,764	3,101	3,507
Short-term securities and other financial assets	73,481	70,452	18,032
Cash and cash equivalents	178,517	237,076	193,395
	459,242	476,513	365,462
Total assets	1,434,053	1,473,791	1,387,166

(all amounts in PLN thousands unless otherwise indicated)

	As at 31 December 2005	As at 30 September 2005	As at 31 December 2004
Equity and liabilities			
Equity:			
Share capital	56,758	56,758	56,758
Treasury shares (negative figure)	(119,952)	(63,354)	-
Share premium	353,646	353,646	353,646
Other reserves	6,336	156	180
Retained earnings	794,291	797,222	687,683
	1,091,079	1,144,428	1,098,267
Non-current liabilities:			
Deferred tax liabilities	60,514	57,755	49,915
Interest bearing loans and borrowings	139,480	139,480	104,610
Retirement severance provision	995	1,350	1,312
Deferred revenues and accruals	4	6	1
Other	35	20	20
	201,028	198,611	155,858
Current liabilities:			
Retirement severance provision	143	12	20
Accounts payable	112,430	97,069	71,989
Short-term borrowings	-	-	34,870
Provisions	3,089	3,269	581
Deferred revenues and accruals	26,284	30,402	25,581
	141,946	130,752	133,041
Total equity and liabilities	1,434,053	1,473,791	1,387,166
Weighted average number of shares	56,324,104	56,488,323	56,757,525

(all amounts in PLN thousands unless otherwise indicated)

Unconsolidated income statement for three and twelve months ended 31 December 2005

	Three months ended 31 December 2005	Twelve months ended 31 December 2005	Three months ended 31 December 2004	Twelve months ended 31 December 2004
Sales	283,057	1,035,256	240,722	868,140
Cost of sales	(149,922)	(538,288)	(126,374)	(496,790)
Gross profit	133,135	496,968	114,348	371,350
Selling expenses	(94,775)	(280,952)	(50,839)	(196,622)
Administrative expenses	(31,603)	(101,886)	(23,936)	(93,426)
Other operating income	6,537	16,500	2,554	9,302
Other operating expenses	(6,171)	(19,599)	(6,960)	(24,064)
Operating profit	7,123	111,031	35,167	66,540
Finance income	2,779	70,571	7,036	26,727
Finance costs	(11,477)	(21,997)	(22,534)	(43,599)
Profit / (loss) before income taxes	(1,575)	159,605	19,669	49,668
Income tax expense	(1,365)	(24,652)	(6,704)	(8,102)
Net profit / (loss) for the period	(2,940)	134,953	12,965	41,566
Earnings per share (in PLN)	(0.05)	2.40	0.23	0.73

(all amounts in PLN thousands unless otherwise indicated)

Unconsolidated statement of changes in equity for three and twelve months ended 31 December 2005

	Share capital	Treasury shares (negative figure)	Share premium	Other reserves	Retained earnings	Total equity
Three months ended 31 December 2005						
As at 30 September 2005	56,758	(63,354)	353,646	156	781,411	1,128,617
Change of accounting policy	-	-	-	-	15,811	15,811
As at 30 September 2005 restated	56,758	(63,354)	353,646	156	797,222	1,144,428
Net loss for the period	-	-	-	-	(2,940)	(2,940)
Share-based payments	-	-	-	6,190	-	6,190
Share buy back for their redemption	-	(56,598)	-	-	-	(56,598)
Other	-	-	-	(10)	9	(1)
As at 31 December 2005	56,758	(119,952)	353,646	6,336	794,291	1,091,079

(all amounts in PLN thousands unless otherwise indicated)

	Share capital	Treasury shares (negative figure)	Share premium	Other reserves	Retained earnings	Total equity
Twelve months ended 31 December 2005						
As at 31 December 2004	56,758	-	353,646	180	683,133	1,093,717
Change of accounting policy	-	-	-	-	4,550	4,550
As at 31 December 2004 restated	56,758	-	353,646	180	687,683	1,098,267
Net profit for the period	-	-	-	-	134,953	134,953
Share-based payments	-	-	-	6,190	-	6,190
Share buy back for their redemption	-	(119,952)	-	-	-	(119,952)
Dividends declared	-	-	-	-	(28,379)	(28,379)
Other	-	-	-	(34)	34	-
As at 31 December 2005	56,758	(119,952)	353,646	6,336	794,291	1,091,079
Twelve months ended 31 December 2004						
As at 31 December 2003	56,758	-	353,646	488	627,902	1,038,794
Change of accounting policy	-	-	-	-	17,908	17,908
As at 31 December 2003 restated	56,758	-	353,646	488	645,810	1,056,702
Net profit for the period	-	-	-	-	41,566	41,566
Other	-	-	-	(308)	307	(1)
As at 31 December 2004	56,758	-	353,646	180	687,683	1,098,267

(all amounts in PLN thousands unless otherwise indicated)

Unconsolidated cash flow statement for the three and twelve months ended 31 December 2005

	Three months ended 31 December 2005	Twelve months ended 31 December 2005	Three months ended 31 December 2004	Twelve months ended 31 December 2004
Cash flows from operating activities				
Profit / (loss) before income taxes	(1,575)	159,605	19,669	49,668
Adjustments for:				
Depreciation of property, plant and equipment	12,738	57,222	17,171	67,604
Amortization of intangible assets and goodwill	3,334	3,566	1,596	6,506
Foreign exchange (gain) / loss	(5)	(327)	654	907
Interest, net	861	4,497	1,846	5,455
(Profit) / loss on investing activities	12,655	12,116	2,103	11,539
Dividend income	-	(37,726)	-	(2,059)
(Decrease) / increase in provisions	(402)	2,315	(1,409)	(5,181)
(Increase) / decrease in inventories	(53)	(549)	(3,725)	(3,381)
(Increase) / decrease in receivables and prepayments	(35,004)	(55,573)	22,042	(2,577)
(Decrease) / increase in payables	21,784	41,647	(4,947)	5,833
(Decrease) / increase in deferred revenues and accruals	(4,121)	706	3,054	4,938
Other adjustments	5,370	5,118	44	82
Cash generated from operations	15,582	192,617	58,098	139,334
Income taxes (paid) / returned	(6,025)	(21,332)	-	(398)
Net cash from operating activities	9,557	171,285	58,098	138,936
Cash flows from investing activities				
Proceeds from sale of property, plant and equipment, and intangibles	1	229	759	863
Disposal of subsidiaries	5	2,203	145	145
Disposal of financial assets	186	909	200	200
Dividends received	4,999	37,725	-	2,059
Repayment of loans granted	10,144	30,860	10,122	10,963
Interest received	1,062	4,299	701	3,530
Disposal of short-term securities	10,089	60,000	-	-
Other	-	-	-	330

(all amounts in PLN thousands unless otherwise indicated)

	Three months ended 31 December 2005	Twelve months ended 31 December 2005	Three months ended 31 December 2004	Twelve months ended 31 December 2004
Purchase of property plant and equipment, and intangibles	(7,739)	(23,689)	(1,644)	(13,527)
Acquisition of subsidiaries and associates and other investments in subsidiaries and associates	(752)	(1,511)	(343)	(5,976)
Acquisition of short-term financial assets	(20,000)	(130,000)	-	-
Loans granted	(681)	(9,783)	(2,523)	(12,309)
Other	-	(68)	-	-
Net cash used in investing activities	(2,686)	(28,826)	7,417	(13,722)
Cash flows from financing activities				
Repurchase of own shares	(63,602)	(119,952)	-	-
Dividends paid	(10)	(28,377)	-	-
Interest paid	(1,784)	(8,266)	(2,547)	(9,016)
Other	(34)	(742)	(48)	(152)
Net cash used in financing activities	(65,430)	(157,337)	(2,595)	(9,168)
Net increase / (decrease) in cash and cash equivalents	(58,559)	(14,878)	62,920	116,046
Cash and cash equivalents				
At start of period	237,076	193,395	130,475	77,349
At end of period	178,517	178,517	193,395	193,395

Agora SA changed classification of printing presses lease agreements. The machinery is owned by Agora SA and are leased to subsidiary, Agora Poligrafia Sp. z o.o. Previously they were classified as operating lease, whereas now they are treated as finance lease. The Company recalculated lease agreements and changed comparative information. The summary of changes is shown below. The change of classification does not affect consolidated financial statements of the Group.

(all amounts in PLN thousands unless otherwise indicated)

	30 September 2005	31 December 2004
<u>Unconsolidated financial statements</u>		
Data presented in the previous reports		
Property, plant and equipment	581,286	622,079
Non-current receivables and prepayments	5,091	318
Current receivables and prepayments	144,105	129,839
Retained earnings	781,411	683,133
Deferred tax liabilities	54,043	48,851
Restated data		
Property, plant and equipment	503,410	533,832
Non-current receivables and prepayments	95,714	87,997
Current receivables and prepayments	150,881	136,021
Retained earnings	797,222	687,683
Deferred tax liabilities	57,755	49,915

	Nine months ended 30 September 2005
Data presented in the previous reports	
<u>Income statement</u>	
Sales	761,165
Cost of sales	(398,738)
Finance income	55,289
Income tax expense	(20,639)
<u>Cash flow statement</u>	
Depreciation of property, plant and equipment	54,856
(Increase) / decrease in receivables and prepayments	(17,032)
Restated data	
<u>Income statement</u>	
Sales	752,199
Cost of sales	(388,366)
Finance income	67,792
Income tax expense	(23,287)
<u>Cash flow statement</u>	
Depreciation of property, plant and equipment	44,484
(Increase) / decrease in receivables and prepayments	(20,569)

Additional information to unconsolidated financial statements of Agora SA

In the period from 1 January 2005 to 31 December 2005 the following impairment losses and provisions were changed (in brackets figures for the fourth quarter of 2005):

- impairment loss for receivables: decrease by PLN 5,861 thousand (decrease by PLN 2,949 thousand),
- impairment loss for financial assets: increase by PLN 16,441 thousand (increase by PLN 7,501 thousand), including PLN 6,611 thousand for loans to Inforadio Sp. z o.o., PLN 4,051 thousand for interests on loans granted, PLN 2,350 thousand for shares and PLN 3,429 thousand for loans,
- impairment loss for inventory: increase of PLN 1,536 thousand (increase by PLN 797 thousand),
- impairment loss for property, plant and equipment and intangible assets: increase by PLN 1,120 thousand (increase by PLN 1,120 thousand).
- provision for restructuring: decrease by PLN 581 thousand,
- provision for certain and probable losses: increase by PLN 3,089 thousand (decrease by PLN 180 thousand).

Selected unconsolidated financial data together with translation into EURO

	PLN thousand		EURO thousand	
	Twelve months ended 31 December 2005	Twelve months ended 31 December 2004	Twelve months ended 31 December 2005	Twelve months ended 31 December 2004
Sales	1,035,256	868,140	257,053	192,283
Operating profit	111,031	66,540	27,569	14,738
Profit before income taxes	159,605	49,668	39,630	11,001
Net profit for the period	134,953	41,566	33,509	9,206
Net cash from operating activities	171,285	138,936	42,530	30,773
Net cash used in investing activities	(28,826)	(13,722)	(7,157)	(3,039)
Net cash used in financing activities	(157,337)	(9,168)	(39,067)	(2,031)
Net increase / (decrease) in cash and cash equivalents	(14,878)	116,046	(3,694)	25,703
Total assets	1,434,053	1,387,166	371,536	340,075
Non-current liabilities	201,028	155,858	52,082	38,210
Current liabilities	141,946	133,041	36,775	32,616
Equity	1,091,079	1,098,267	282,678	269,249
Share capital	56,758	56,758	14,705	13,915
Weighted average number of shares	56,324,104	56,757,525	56,324,104	56,757,525
Earnings per share (in PLN / in EURO)	2.40	0.73	0.59	0.16
Book value per share (in PLN / in EURO)	19.37	19.35	5.02	4.74

Warsaw, 16 February 2006

Wanda Rapaczynski – President of the Management Board ....



Piotr Niemczycki – Deputy President of the Management Board ....



Zbigniew Bak – Deputy President of the Management Board ....



Jarosław Szalinski – Member of the Management Board ....





Execution of the share buy back program between August 19 and August 25, 2005

26-08-2005

The Management Board of Agora SA (Company) announces that between August 19 and August 25, 2005, during the trading sessions on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 149,445 at the nominal value of PLN 1 per share. Acquired shares give right to 149,445 votes at the General Meeting of Shareholders and constitute 0.26% of the Company's share capital. The average price of shares stood at PLN 68.32.

Since the commencement of the Program the Company acquired in total 189,469 of its own shares. The total number of shares purchased since the commencement of the Program give right to 189,469 voted at the General Meeting of Shareholders and constitute 0.33% of the Company's share capital.

The Company acquires its own shares based on the share buy back program ("Program") commenced on August 18, 2005 for the purpose of their redemption. The Program was adopted by the General Meeting of Shareholders on June 22, 2005 (see: current report no. 37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4,2005).

The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the Program (PLN 120 mln) upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted.

Member of the board announces stock sale

29-08-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on August 26, 2005 a Management Board Member was informed by the broker about the sale of 8,400 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between August 22 and August 26, 2005. The sale price stood at PLN 68.86 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

29-08-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on August 26, 2005 a Management Board Member was informed by the broker about the sale of 7,900 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between August 22 and August 26, 2005. The sale price stood at PLN 68.90 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

29-08-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on August 26, 2005 a Management Board Member was informed by the broker about the sale of 6,000 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between August 22 and August 26, 2005. The sale price stood at PLN 68.84 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Execution of the share buy back program between August 26 and September 1, 2005

02-09-2005

The Management Board of Agora SA (Company) announces that between August 26 and September 1, 2005, during the trading sessions on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 163,507 at the nominal value of PLN 1 per share. Acquired shares give right to 163,507 votes at the General Meeting of Shareholders and constitute 0.29% of the Company's share capital. The average price of shares stood at PLN 69.42.

Since the commencement of the Program the Company acquired in total 352,976 of its own shares. The total number of shares purchased since the commencement of the Program give right to 352,976 votes at the General Meeting of Shareholders and constitute 0.62% of the Company's share capital.

The Company acquires its own shares based on the share buy back program ("Program") commenced on August 18, 2005 for the purpose of their redemption. The Program was adopted by the General Meeting of Shareholders on June 22, 2005 (see: current report no. 37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4,2005).

The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the Program (PLN 120 mln) upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted.

Member of the board announces stock sale

05-09-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on September 2, 2005 a Management Board Member was informed by the broker about the sale of 3,600 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between August 29 and September 2, 2005. The sale price stood at PLN 69.78 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

05-09-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on September 2, 2005 a Management Board Member was informed by the broker about the sale of 2,600 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between August 29 and September 2, 2005. The sale price stood at PLN 69.38 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

05-09-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on September 2, 2005 a Management Board Member was informed by the broker about the sale of 3,452 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between August 29 and September 2, 2005. The sale price stood at PLN 69.83 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Execution of the share buy back program between September 2 and September 8, 2005

09-09-2005

The Management Board of Agora SA (Company) announces that between September 2 and September 8, 2005, during the trading sessions on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 156,034 at the nominal value of PLN 1 per share. Acquired shares give right to 156,034 votes at the General Meeting of Shareholders and constitute 0.27% of the Company's share capital. The average price of shares stood at PLN 68.11.

Since the commencement of the Program the Company acquired in total 509,010 of its own shares. The total number of shares purchased since the commencement of the Program give right to 509,010 votes at the General Meeting of Shareholders and constitute 0.90% of the Company's share capital.

The Company acquires its own shares based on the share buy back program ("Program") commenced on August 18, 2005 for the purpose of their redemption. The Program was adopted by the General Meeting of Shareholders on June 22, 2005 (see: current report no. 37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4, 2005).

The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the Program (PLN 120 mln) upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted.

Member of the board announces stock sale

12-09-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on September 9, 2005 a Management Board Member was informed by the broker about the sale of 2,574 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between September 8 and September 9, 2005. The sale price stood at PLN 68.68 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

12-09-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on September 9, 2005 a Management Board Member was informed by the broker about the sale of 4,400 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between September 8 and September 9, 2005. The sale price stood at PLN 68.63 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

12-09-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on September 9, 2005 a Management Board Member was informed by the broker about the sale of 4,900 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between September 8 and September 9, 2005. The sale price stood at PLN 68.62 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution

Execution of the share buy back program between September 9 and September 15, 2005

16-09-2005

The Management Board of Agora SA (Company) announces that between September 9 and September 15, 2005, during the trading sessions on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 101,232 at the nominal value of PLN 1 per share. Acquired shares give right to 101,232 votes at the General Meeting of Shareholders and constitute 0.18% of the Company's share capital. The average price of shares stood at PLN 69.24.

Since the commencement of the Program the Company acquired in total 610,242 of its own shares. The total number of shares purchased since the commencement of the Program give right to 610,242 votes at the General Meeting of Shareholders and constitute 1,08% of the Company's share capital.

The Company acquires its own shares based on the share buy back program ("Program") commenced on August 18, 2005 for the purpose of their redemption. The Program was adopted by the General Meeting of Shareholders on June 22, 2005 (see: current report no. 37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4,2005).

The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the Program (PLN 120 mln) upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted.

Changes in Agora's incentive program

16-09-2005

The Management Board of Agora SA ("Agora") seated in Warsaw, hereby discloses the information received form Agora-Holding Sp. z o.o. ("Agora-Holding"):

"Agora-Holding hereby informs that as a result of changes in the Polish law, it plans to recommend Agora a modification to its incentive program for the employees of Agora and its subsidiaries.

Agora-Holding proposes that the newly formed Partycypacyjny Zamknięty Fundusz Inwestycyjny (Participatory Closed Mutual Fund) approved by the Polish Securities and Exchange Commission on September 14, 2005 will be the basis for a new incentive program. The fund will be managed by a Polish investment fund, Skarbiec Towarzystwo Funduszy Inwestycyjnych S.A.

Within the new regulations, Agora-Holding will consider the possibility of selling Agora's shares to the Fund, while the employees of Agora and its subsidiaries participating in the incentive program will purchase certificates of the above Fund.

The fundamental principles of the incentive plan remain unchanged. As in the case of the old incentive plan, the certificates will be under restrictions as regards to their disposal, including those contained in appropriate agreements.

It should be noted, that the above changes apply to the incentive program, according to which the employees will be eligible for the purchase of securities this year and in subsequent years. Earlier regulations on the incentive plans for employees of Agora and its subsidiaries remain unchanged until the expiration of the restrictions on trading to all the shares purchased by the employees through those incentive plans. "

Member of the board announces stock sale

19-09-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on September 16, 2005 a Management Board Member was informed by the broker about the sale of 9,000 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between September 12 and September 16, 2005. The sale price stood at PLN 70.37 per share. Agora reminds that the orderly disposal agreement entered into on December

20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

19-09-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on September 16, 2005 a Management Board Member was informed by the broker about the sale of 2,323 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between September 12 and September 16, 2005. The sale price stood at PLN 69.76 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

19-09-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on September 16, 2005 a Management Board Member was informed by the broker about the sale of 6,500 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between September 12 and September 16, 2005. The sale price stood at PLN 70.43 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Execution of the share buy back program between September 16 and September 22, 2005

23-09-2005

The Management Board of Agora SA (Company) announces that between September 16 and September 22, 2005, during the trading sessions on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 114,085 at the nominal value of PLN 1 per share. Acquired shares give right to 114,085 votes at the General Meeting of Shareholders and constitute 0.20% of the Company's share capital. The average price of shares stood at PLN 72.30.

Since the commencement of the Program the Company acquired in total 724,327 of its own shares. The total number of shares purchased since the commencement of the Program give right to 724,327 votes at the General Meeting of Shareholders and constitute 1.28% of the Company's share capital.

The Company acquires its own shares based on the share buy back program ("Program") commenced on August 18, 2005 for the purpose of their redemption. The Program was adopted by the General Meeting of Shareholders on June 22, 2005 (see: current report no. 37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4,2005).

The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the Program (PLN 120 mln) upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted.

Member of the board announces stock sale

26-09-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on September 23, 2005 a Management Board Member was informed by the broker about the sale of 12,273 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during

Warsaw Stock Exchange trading sessions between September 19 and September 23, 2005. The sale price stood at PLN 71.05 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

26-09-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on September 23, 2005 a Management Board Member was informed by the broker about the sale of 8,052 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading sessions between September 19 and September 23, 2005. The sale price stood at PLN 71.49 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Member of the board announces stock sale

28-09-2005

The Management Board of Agora SA with its seat in Warsaw (the Company) hereby announces that on September 28, 2005 a Management Board Member was informed by the broker about the sale of 2,500 ordinary bearer shares of Agora SA in performance of orderly disposal agreement entered into on the December 20, 2004 (see: current report no. 39/2004). The sale of shares took place during Warsaw Stock Exchange trading session on August 30, 2005. The sale price stood at PLN 70.22 per share. Agora reminds that the orderly disposal agreement entered into on December 20, 2004 entails an orderly disposal of 330,000 Company's shares throughout 2005, which constituted 10.5% of all shares held by the Management Board Members on the date of orderly disposal agreement execution.

Execution of the share buy back program between September 23 and September 29, 2005

30-09-2005

The Management Board of Agora SA (Company) announces that between September 23 and September 29, 2005, during the trading sessions on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 152,623 at the nominal value of PLN 1 per share. Acquired shares give right to 152,623 votes at the General Meeting of Shareholders and constitute 0.27% of the Company's share capital. The average price of shares stood at PLN 70.19.

Since the commencement of the Program the Company acquired in total 876,950 of its own shares. The total number of shares purchased since the commencement of the Program give right to 876,950 votes at the General Meeting of Shareholders and constitute 1.55% of the Company's share capital.

The Company acquires its own shares based on the share buy back program ("Program") commenced on August 18, 2005 for the purpose of their redemption. The Program was adopted by the General Meeting of Shareholders on June 22, 2005 (see: current report no. 37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4,2005).

The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the Program (PLN 120 mln) upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted.

Agora launches new daily paper

04-10-2005

Company's announcement

The Management Board of Agora SA with its seat in Warsaw ("the Company") hereby informs that on

October 3, 2005 it made a decision to start publication of a new national broadly addressed newspaper. Agora is making final preparations for the launch of the new title which is planned for autumn of this year. The new daily will be a mid-market newspaper and will not be a tabloid or a yellow paper. The concept of the paper has been authored by Agora.

The above decision implies relatively significant start-up cost of the project which will materially depress the company's earnings in the fourth quarter of 2005.

The press conference, during which Agora will present its plans, is scheduled for today at 11.00 a.m. (CET) at the Company's premises. Audio web cast of the conference in Polish and a written transcript of comments by Agora's management in English will be available at www.agora.pl at 11.00 a.m. (CET). A press release will be accessible on the website from 12.00 a.m. (CET).

Execution of the share buy back program between September 30 and October 6, 2005

07-10-2005

The Management Board of Agora SA (Company) announces that between September 30 and October 6, 2005, during the trading sessions on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 165,027 at the nominal value of PLN 1 per share. Acquired shares give right to 165,027 votes at the General Meeting of Shareholders and constitute 0.29% of the Company's share capital. The average price of shares stood at PLN 66.69.

Since the commencement of the Program the Company acquired in total 1,041,977 of its own shares. The total number of shares purchased since the commencement of the Program give right to 1,041,977 votes at the General Meeting of Shareholders and constitute 1.84% of the Company's share capital.

The Company acquires its own shares based on the share buy back program ("Program") commenced on August 18, 2005 for the purpose of their redemption. The Program was adopted by the General Meeting of Shareholders on June 22, 2005 (see: current report no. 37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4,2005).

The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the Program (PLN 120 mln) upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted.

Execution of the share buy back program between October 7 and October 13, 2005

14-10-2005

The Management Board of Agora SA (Company) announces that between October 7 and October 13, 2005, during the trading sessions on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 190,800 at the nominal value of PLN 1 per share. Acquired shares give right to 190,800 votes at the General Meeting of Shareholders and constitute 0.34% of the Company's share capital. The average price of shares stood at PLN 63.55.

Since the commencement of the Program the Company acquired in total 1,232,777 of its own shares. The total number of shares purchased since the commencement of the Program give right to 1,232,777 votes at the General Meeting of Shareholders and constitute 2.17% of the Company's share capital.

The Company acquires its own shares based on the share buy back program ("Program") commenced on August 18, 2005 for the purpose of their redemption. The Program was adopted by the General Meeting of Shareholders on June 22, 2005 (see: current report no. 37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4,2005).

The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the Program (PLN 120 mln) upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted.

Sale of shares in Elita Sp. z o.o.

20-10-2005

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs of disposal by Agora of 3 556 shares constituting 48.99% of the share capital of the company under the business name "Elita" Sp. z o.o. with its seat in Bydgoszcz ("Elita"). After the transaction Agora holds 3 702 shares constituting 51.01% of the share capital of Elita. The sell price of the shares totaled PLN 860,000.

Additional information:

1) The disposal of shares took place on the basis of share disposal agreement entered into on 19 October 2005 by Agora and the purchaser of shares - Grupa Radiowa Agory Sp. z o.o. with its seat in Warsaw.

2) The total nominal value of sold shares equals PLN 1,778,000.

3) Book value of sold shares in the issuer's books amounted to PLN 449 900.

4) Agora holds 100% of shares in Grupa Radiowa Agory Sp. z o.o.

5) Sold assets make up over 20% of Elita's share capital thus meeting the criterion of material value assets.

Sale of shares in Radio Klakson Sp. z o.o.

20-10-2005

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs of disposal by Agora of 49 shares constituting 49% of the share capital of the company under the business name "Radio Klakson" Sp. z o.o. with its seat in Wrocław ("Radio Klakson"). After the transaction Agora holds 51 shares constituting 51% of the share capital of Radio Klakson. The sell price of the shares totaled PLN 517,000.

Additional information:

1) The disposal of shares took place on the basis of share disposal agreement entered into on 19 October 2005 by Agora and the purchaser of shares - Grupa Radiowa Agory Sp. z o.o. with its seat in Warsaw.

2) The total nominal value of sold shares equals PLN 24,500.

3) Book value of sold shares in the issuer's books amounted to PLN 2 979 357,29.

4) Agora holds 100% of shares in Grupa Radiowa Agory Sp. z o.o.

5) Sold assets make up over 20% of Radio Klakson's share capital thus meeting the criterion of material value assets.

Execution of the share buy back program between October 14 and October 20, 2005

21-10-2005

The Management Board of Agora SA (Company) announces that between October 14 and October 20, 2005, during the trading sessions on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 163,985 at the nominal value of PLN 1 per share. Acquired shares give right to 163,985 votes at the General Meeting of Shareholders and constitute 0.29% of the Company's share capital. The average price of shares stood at PLN 63.01.

Since the commencement of the Program the Company acquired in total 1,396,762 of its own shares. The total number of shares purchased since the commencement of the Program give right to 1,396,762 votes at the General Meeting of Shareholders and constitute 2.46% of the Company's share capital.

The Company acquires its own shares based on the share buy back program ("Program") commenced on August 18, 2005 for the purpose of their redemption. The Program was adopted by the General Meeting of Shareholders on June 22, 2005 (see: current report no. 37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4, 2005).

The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the Program (PLN 120 mln) upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted.

Agora acquires shares in RPZ Sp. z o.o.

25-10-2005

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs of acquiring shares in the company under the business name of Regionalne Przedsiębiorstwo Związkowe Sp. z o.o. with its seat in Tychy, the broadcaster of radio program "94,5 Roxy FM" (RPZ Sp. z o.o.). Before the transaction Agora held 49% of the share capital of RPZ Sp. z o.o. As the result of the transaction between Agora and Region Slasko - Dabrowski NSZZ Solidarnosc Sp. z o.o. (Vendor), Agora acquired shares constituting a 51% stake in the share capital of RPZ Sp. z o.o. As the result of the transaction Agora owns 100 % of the share capital of RPZ Sp. z o.o., entitling Agora to exercise 100% of voting rights at the Annual General Meeting of Shareholders.

Additional information:

1) The investment is of a long-term nature and was financed from Agora's equity.

2) The acquisition of shares took place on October 24, 2005 on the basis of share disposal agreement entered into between Agora and Region Slasko - Dabrowski NSZZ Solidarnosc.

3) On the basis of the above agreement Agora acquired 51 shares in the share capital of RPZ Sp. z o.o. with a total nominal value of PLN 25,500, at the price totaling PLN 1,402,500.

4) The book value of acquired shares in the issuer's books is PLN 1,416,525.

5) Region Slasko - Dąbrowski NSZZ Solidarnosc sold all its shares in the capital share of RPZ Sp. z o.o. Both, Region Slasko - Dabrowski NSZZ Solidarnosc and Agora were shareholders in RPZ Sp. z o.o., in which Agora had previously held 49% of the share capital.

6) Acquired shares make up over 20% of the share capital of RPZ Sp. z o.o. thus meet the criterion of material value assets.

Sale of shares in Elita Sp. z o.o. and Radio Klakson Sp. z o.o.- supplement

25-10-2005

As a supplement to current reports no. 83/2005 and no. 84/2005 relating to the sale of shares in Elita Sp. z o.o. and Radio Klakson Sp. z o.o., dated October 20, 2005, The Management Board of Agora SA with its seat in Warsaw (Agora) informs:

- the book value of sold shares of Elita Sp. z o.o. in the issuer's books amounted to PLN 1 211 079. The aforementioned amount includes adjusted cost of sold shares and impairment loss of the value of sold shares in the amount of PLN 634 421, which has not been shown in the current report no. 83/2005 dated October 20, 2005.

- the book value of sold shares of Radio Klakson Sp. z o.o. in the issuer's books amounted to PLN 1 919 487,29. The aforementioned amount includes adjusted cost of sold shares and impairment loss of the value of sold shares in the amount of PLN 1 059 870, which has not been shown in the current report no. 84/2005 dated October 20, 2005.

Sale of shares in Twoje Radio - continuation of capital restructuring in the Agora Radio Group.

27-10-2005

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs of disposal by Agencja Reklamowa Jowisz Spolka z ograniczoną odpowiedzialnoscia with its seat in Jelenia Gora ("Agencja Reklamowa") of 77 shares constituting 22,6% of the share capital of the company under the business name "Twoje Radio" Spolka z ograniczona odpowiedzialnoscia with its seat in Walbrzych ("Twoje Radio"). The purchaser of the shares in Twoje Radio was Grupa Radiowa Agory Spolka z ograniczoną odpowiedzialnoscia with its seat in Warsaw ("GRA"). Agencja Reklamowa sold all its shares in Twoje Radio.

Additional information:

1) The disposal of shares took place on the basis of share disposal agreement entered into on 26 October 2005 by Agencja Reklamowa and the purchaser of shares - Grupa Radiowa Agory Sp. z o.o. with its seat in Warsaw.

2) The sell price of the shares totaled PLN 3,000.

3) The total nominal value of sold shares equals PLN 38,500.

4) Book value of sold shares in the books of Agora's subsidiary amounted to PLN 91,300.

5) Agora holds 100% of shares in GRA.

6) GRA holds 100% of shares in Agencja Reklamowa.

7) Sold assets make up over 20% of Twoje Radio share capital thus meet the criterion of material value assets.

Execution of the share buy back program between October 21 and October 27, 2005

28-10-2005

The Management Board of Agora SA (Company) announces that between October 21 and October 27, 2005, during the trading sessions on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 121,928 at the nominal value of PLN 1 per share. Acquired shares give right to 121,928 votes at the General Meeting of Shareholders and constitute 0.21% of the Company's share capital. The average price of shares stood at PLN 63,93.

Since the commencement of the Program the Company acquired in total 1,518,690 of its own shares. The total number of shares purchased since the commencement of the Program give right to 1,518,690 votes at the General Meeting of Shareholders and constitute 2,68% of the Company's share capital.

The Company acquires its own shares based on the share buy back program ("Program") commenced on August 18, 2005 for the purpose of their redemption. The Program was adopted by the General Meeting of Shareholders on June 22, 2005 (see: current report no. 37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4,2005).

The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the Program (PLN 120 mln) upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted.

Conditional sale of the shares in the company Radio Lokalne Zielona Gora Sp. z o.o.

03-11-2005

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs about signing of conditional sale agreement of 100 shares constituting 100% of share capital of the company under the business name "Radio Lokalne Zielona Gora" Sp. z o.o. with its seat in Zielona Gora. The conditional disposal agreement was concluded between Agora and Region Spółka z o.o. with its seat in Krakow ("Region Sp. z o.o.").

Upon the agreement Agora committed itself to sell all its shares in the share capital of Radio Lokalne Zielona Gora to Region Sp. z o.o.

Additional Information:

1) On 2 November 2005, a conditional disposal agreement was signed between Agora and Region Sp. z o.o.

2) The price of shares agreed between parties of the agreement amounted to PLN 629,600.

3) Total nominal value of the shares equals PLN 50,000.

4) The book value of the shares in the issuer's books as of 2 November 2005 totaled PLN 278,111.

5) The above transaction is not a transaction with an associate entity.

6) The shares constitute over 20% of Radio Lokalne Zielona Gora share capital thus fulfill the requirement of material value assets.

7) The conditions precedent to the sale of the shares in Radio Lokalne Zielona Gora are the following:

a. granting by the Chairperson of The National Broadcasting Council (KRRiTV) the consent to Radio Lokalne Zielona Gora to change the licence for broadcasting of radio program via the change of the broadcast program name from "Radio Blue 101,7 FM" for "RMF MAXXX", and also via the change of the program formula for the one agreed between parties.

b. granting by the Chairperson of The National Broadcasting Council (KRRiTV) the consent to Radio Lokalne Zielona Gora to dispose all its shares to Region Sp. z o.o.

8) The agreement shall be dissolved if the conditions precedent described in point 7 are not fulfilled till 31 December 2006.

Conditional sale of the shares in the company Radio Lokalne Zielona Gora Sp. z o.o.

03-11-2005

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs about signing of conditional sale agreement of 100 shares constituting 100% of share capital of the company under the business name "Radio Lokalne Zielona Gora" Sp. z o.o. with its seat in Zielona Gora. The conditional disposal agreement was concluded between Agora and Region Spółka z o.o. with its seat in Krakow ("Region Sp. z o.o.").

Upon the agreement Agora committed itself to sell all its shares in the share capital of Radio Lokalne Zielona Gora to Region Sp. z o.o.

Additional Information:

1) On 2 November 2005, a conditional disposal agreement was signed between Agora and Region Sp. z o.o.

2) The price of shares agreed between parties of the agreement amounted to PLN 629,600.

3) Total nominal value of the shares equals PLN 50,000.

4) The book value of the shares in the issuer's books as of 2 November 2005 totaled PLN 278,111.

5) The above transaction is not a transaction with an associate entity.

6) The shares constitute over 20% of Radio Lokalne Zielona Gora share capital thus fulfill the requirement of material value assets.

7) The conditions precedent to the sale of the shares in Radio Lokalne Zielona Gora are the following:

a. granting by the Chairperson of The National Broadcasting Council (KRRiTV) the consent to Radio Lokalne Zielona Gora to change the licence for broadcasting of radio program via the change of the broadcast program name from "Radio Blue 101,7 FM" for "RMF MAXXX", and also via the change of the program formula for the one agreed between parties.

b. granting by the Chairperson of The National Broadcasting Council (KRRiTV) the consent to Radio Lokalne Zielona Gora to dispose all its shares to Region Sp. z o.o.

8) The agreement shall be dissolved if the conditions precedent described in point 7 are not fulfilled till 31 December 2006.

Disposal of shares by a person holding a managerial position in Agora

07-11-2005

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on November 7th, 2005 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments. According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, sold 1,000 ordinary bearer shares of Agora SA. The sale of shares was executed at the broker's discretion during Warsaw Stock Exchange trading session on November 7th, 2005. The sale price stood at PLN 65.90 per share.

Debut of Agora's new daily - November 14th, 2005

09-11-2005

Company's announcement

In connection with current report 80/2005 dated October 4, 2005, the Management Board of Agora SA with its seat in Warsaw ("the Company") hereby informs that on November 14, 2005, the Company will issue a current report disclosing financial and operating parameters of its new national broadly addressed newspaper - "NOWY DZIEN" (New Day).

A press conference is scheduled for the same day at 11.00 a.m. (CET) at the Company's premises. Audio web cast of the conference in Polish and a presentation on "NOWY DZIEN" will be available at www.agora.pl at 11.00 a.m. (CET). At 2.30 p.m. (CET) the Management Board of the Company will host a conference call with investors and analysts.

The first issue of "NOWY DZIEN" will appear on November 14, 2005. The daily will be published six days a week. It will sell for 1 zloty every day and for 1.5 zloty on Thursdays with a TV guide supplement. "NOWY DZIEN" is a mid-market newspaper. The concept of the paper has been exclusively authored by Agora.

"NOWY DZIEN" (New Day) - operating and financial parameters

14-11-2005

Company's announcement

In connection with current reports dated October 4, 2005 and November 9, 2005, the Management Board of Agora SA with its seat in Warsaw ("the Company") hereby presents financial and operating parameters of its new national broadly addressed paper - "NOWY DZIEN".

The first issue of "NOWY DZIEN" appeared on November 14, 2005. The newspaper will be published six days a week and - except for Thursdays - will sell for PLN 1 every day. The Thursday edition supplemented with a TV guide will cost PLN 1.5.

Based on the market research, the Company expects that this year "NOWY DZIEN" will be among the top three best selling newspapers in Poland. According to Agora's estimates, average weekly copy sales of "NOWY DZIEN" at the level of 250 thousand will ensure its financial success. As the Company wishes to reach broad audience, in the early phase print runs and level of returns of the daily are likely to be high. The objective is to saturate the market.

The debut of "NOWY DZIEN" is supported with a professional marketing campaign in all media. The Company expects to make significant investments into promotions to reach target copy sales levels and to build loyal readership. In the fourth quarter of 2005, promotion and marketing expense will amount to PLN 25-30 million, and in the whole 2006 to PLN 35-45 million.

Given the target copy sales levels, the Company expects "NOWY DZIEN" to reach operating break even in 2008. Until that time, i.e. in the first three years, Agora will commit PLN 60-80 million in net cash to the project (as upfront investment and financing of subsequent operating losses). This cost will significantly depress the Company's financial results in the fourth quarter of 2005 and in the whole 2006. Yet, Agora intends to underscore that the abovementioned figures do not consider changes in the structure of the newspaper market connected with potential new entries. Should such situation arise, the level of expense may be higher.

Launching of the new national daily newspaper is another step forward in Agora's growth strategy.

The Company will leverage its 16 years of experience in the Polish newspaper market and its financial capacity to build another profitable media enterprise. The Management Board of Agora is convinced that in the context of very tough competition in the newspaper market, strengthening of the Company's market position through offensive and strong-minded undertakings will create long-term value to shareholders.

Execution of the share buy back program between November 4th and November 10th, 2005

14-11-2005

The Management Board of Agora SA (Company) announces that between November 4th and November 10th, 2005, during the trading sessions on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 75 091 at the nominal value of PLN 1 per share. Acquired shares give right to 75 091 votes at the General Meeting of Shareholders and constitute 0.13% of the Company's share capital. The average price of shares stood at PLN 66.75.

Since the commencement of the Program, a total of 1 593 781 of Company's own shares was repurchased at the nominal value of PLN 1 each. The Company's shares purchased within the Program give right to 1 593 781 votes at the General Meeting of Shareholders and constitute 2.81% of the Company's share capital.

The Company acquires its own shares based on the buy-back program of the Company's shares commenced on August 18, 2005 ("Program") for the purpose of their redemption. The Program was adopted by the Annual General Meeting of Shareholders on June 22, 2005 (see: current report no.

37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4,2005).

The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the Program (PLN 120 mln) upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted.

Disposal of shares by a person holding a managerial position in Agora

17-11-2005

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on November 17th, 2005 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments. According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, sold 2 000 ordinary bearer shares of Agora SA. The sale of shares was executed on the basis of price limit order during Warsaw Stock Exchange trading session on November 10th, 2005. The sale price stood at PLN 67.90 per share.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: " persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Execution of the share buy back program between November 14 and November 17, 2005

18-11-2005

The Management Board of Agora SA (Company) announces that between November 14 and November 17, 2005, during the trading sessions on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 65,702 at the nominal value of PLN 1 per share. Acquired shares give right to 65,702 votes at the General Meeting of Shareholders and constitute 0.12% of the Company's share capital. The average price of shares stood at PLN 67.70.

Since the commencement of the Program the Company acquired in total 1,659,483 of its own shares. The total number of shares purchased since the commencement of the Program give right to 1,659,483 votes at the General Meeting of Shareholders and constitute 2,92% of the Company's share capital.

The Company acquires its own shares based on the share buy back program ("Program") commenced on August 18, 2005 for the purpose of their redemption. The Program was adopted by the General Meeting of Shareholders on June 22, 2005 (see: current report no. 37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4,2005).

The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the Program (PLN 120 mln) upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted.

Convening the EGM of Agora SA

21-11-2005

The Management Board of AGORA SA with its registered seat in Warsaw, 8/10 Czerska Street (the "Company"), acting on the basis of Art. 399 § 1 of the Polish Commercial Companies Code hereby convenes the Extraordinary General Meeting of Shareholders to be held on December 19, 2005 at 11:00 hours, in Warsaw at 8/10 Czerska Street.

Agenda of the General Meeting:

1) Opening of the General Meeting;

2) Election of Chairman of the General Meeting and other formal and procedural items;

3) Adoption of the resolution on changes in the composition of the Supervisory Board;

4) Adoption of the resolution on the creation of reserve capital;

5) Closing of the Extraordinary General Meeting of Shareholders.

The Management Board of the Company informs that only those shareholders who submit deposit receipts, issued as a confirmation of the ownership of Agora SA shares, that specify the number of deposited shares and include statement that the shares will be blocked until the end of the General Meeting, will be entitled to participate in the Extraordinary General Meeting of Shareholders.

The deposit receipts mentioned above shall be submitted to the Company's Secretary, in Warsaw at 8/10 Czerska Street by December 12, 2005, by 18:00 hours.

Point 3 has been included in the agenda of the Extraordinary General Meeting of Shareholders further to the information the Company received from professor Stanislaw Soltysinski and professor Anna Fornalczyk regarding their intention to resign from the function, respectively, of the President and of a member of the Supervisory Board of Agora SA. The information received from professor Soltysinski was accompanied by a commentary addressed to Agora's shareholders:

"During the Annual General Meeting of Shareholders in June 2005 when I accepted the post of the President of the Supervisory Board of Agora, I signaled that I would like to finish my term of office in the year 2005. However, after consultation with the Management and Supervisory Boards, I decided I should fulfill their requests and exercise my presidency till the next annual general meeting of shareholders adopting the Company's financial statements for the year 2005. I have been the member of the Supervisory Board for several years and my cooperation with both the Management Board and the other Supervisory Board members has been impeccable. Therefore, I decided that I should support the process of succession at the position of the President of the Management Board and help my successor in preparations to take up the responsible function of the President of the Supervisory Board. I am convinced that the gradual changes introduced in the composition of the Management and Supervisory Boards, which were announced to shareholders, shall ensure Agora's further growth and shall prepare the Company to meet the challenges in the coming years, and what is the most important, shall not, in any way, disrupt its day - to - day operations."

Point 4 has been included in the agenda of the Extraordinary General Meeting of Shareholders due to the necessity, resulting from IFRS2 standard, of appropriate accounting for non-cash expense related to stock incentive plans.

Execution of the share buy back program between November 18 and November 24, 2005

25-11-2005

The Management Board of Agora SA (Company) announces that between November 18 and November 24, 2005, during the trading sessions on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 81,049 at the nominal value of PLN 1 per share. Acquired shares give right to 81,049 votes at the General Meeting of Shareholders and constitute 0.14% of the Company's share capital. The average price of shares stood at PLN 68.25.

Since the commencement of the Program the Company acquired in total 1,740,532 of its own shares. The total number of shares purchased since the commencement of the Program give right to 1,740,532 votes at the General Meeting of Shareholders and constitute 3.07% of the Company's share capital.

The Company acquires its own shares based on the share buy back program ("Program") commenced on August 18, 2005 for the purpose of their redemption. The Program was adopted by the General Meeting of Shareholders on June 22, 2005 (see: current report no. 37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4,2005).

The Program shall be executed till June 30, 2006, or until the funds allocated for the execution of the

Program (PLN 120 mln) upon resolution No. 3 of the Annual General Meeting of Shareholders dated June 22, 2005, are depleted.

Financial reports timetable

25-11-2005

In reference to § 87 and § 100 of the Minister of Finance Decree of October 19, 2005 on current and regulatory information disclosed by issuers of securities ("the Decree") the Management Board of Agora SA hereby informs about its intention to regularly present in the year 2006 consolidated quarterly reports including extracts from quarterly reports referred to in § 87 item 1 of the Decree as well as to present the consolidated interim report for the first half of 2006 including extracts from interim report referred to in § 87 item 4 of the Decree.

The Management Board of Agora SA hereby presents the dates of release of financial reports in 2006:

I. Consolidated quarterly reports:

- for 4Q2005: February 16, 2006;
- for 1Q2006: May 11, 2006;
- for 2Q2006: August 3, 2006;
- for 3Q2006: November 7, 2006.

II. Annual report and consolidated annual report for 2005: April 14, 2006.

III. Interim consolidated report for the first half of 2006: September 28, 2006.

Candidates to the Supervisory Board of Agora SA

28-11-2005

The Management Board of Agora SA (the Company) informs that according to § 21 section 1 of Agora's Statutes, Agora Holding Sp. z o.o., shareholder holding 100% of the registered preferred series A shares, submitted:

1) a candidacy of Mr. Andrzej Szlęzak, a Senior Partner of law firm Sołtysiński, Kawecki & Szlezak (SK&S), for the chairman of Agora's Supervisory Board,

2) a candidacy of Mr Sławomir S. Sikora, a President of the Management Board of Bank Handlowy w Warszawie S.A., for a member of Agora's Supervisory Board.

The election of Mr. Szlęzak and Mr. Sikora for the three - year term of office shall be voted by the Extraordinary General Meeting convened for December 19th.

1) Mr. Andrzej Szlęzak, a Senior Partner of law firm Sołtysiński, Kawecki & Szlezak (SK&S).

Mr. Szlęzak received his Master's degree in English (1978) from the English Philology Department and his Master's degree in law (1979) from the School of Law Administration of the A. Mickiewicz University in Poznań. From 1979 to 1981 he was a trainee judge at the Voivodship Court in Poznań. As of 1979 he was a research worker at the Civil Law Institute of the A. Mickiewicz University, where he received his Doctor's degree (1985) and he wrote his post-doctorial thesis (1992) in civil law. He was a professor at the A.Mickiewicz University from 1994 till 1996. At present Dr. Szlęzak is a professor at the Lazarski's University of Commerce and Law in Warsaw. Dr. Szlęzak was a scholarship student at a number of foreign faculties, including the universities of Oxford and Michigan.

He joined SK&S shortly after it was formed in 1991. In 1993, he became a partner, and in 1996 a Senior Partner of the firm. In SK&S he has been engaged in legal services for a number of privatizations and the restructuring processes of numerous sectors of Polish industry and the banking sector. Mr. Szlęzak supervised numerous projects involving mergers and takeovers, took part in greenfield projects, prepared a large number of transaction documents, and was the author of numerous legal opinions on civil and commercial law. He was involved in the work of the commission for reducing bureaucracy in the economy set up by the prime minister Leszek Balcerowicz. He is an arbitrator of the Arbitration Tribunal at the Polish Chamber of Commerce in Warsaw. Dr. Andrzej

Szlęzak is the author of numerous publications on civil and commercial law, including foreign-language publications. He has a fluent command of English, and also speaks French and Russian.

2) Sławomir S. Sikora, the President of the Management Board of Bank Handlowy w Warszawie S.A.

Sławomir S. Sikora graduated from the Internal Trade Department of the Central School of Planning and Statistics (currently Warsaw School of Economics). Mr. Sikora is the President of the Management Board of Bank Handlowy w Warszawie S.A. and - since 1 March 2005 - Chief Executive Officer and Citigroup Country Officer for Poland. He is responsible for Citigroup operations in Poland including Bank Handlowy w Warszawie S.A. and its subsidiaries, as well as all other Citigroup activities in Poland. He has served as the President of the Management Board of Bank Handlowy since joining the company in June 2003.

Prior to joining Bank Handlowy w Warszawie S.A. Mr. Sikora was a President of the Management Board of American Bank in Poland, where he successfully implemented a major restructuring program.

Between 1994 and 2002 Mr. Sikora was a Deputy President of the Management Board of Powszechny Bank Kredytowy S.A. (PBK) where he was responsible for Corporate and Investment Banking and Risk Management.

Prior to PBK, for five years, Mr. Sikora served at the Ministry of Finance, initially as an advisor to Prof. Leszek Balcerowicz, Deputy Prime Minister and Minister of Finance. Until 1994, for four years, he headed Banking and Financial Institutions Department. In this capacity he was responsible for setting up regulations for the banking and insurance sector.

Draft resolutions of the EGM on December 19, 2005

28-11-2005

The Management Board of Agora SA hereby announces draft resolutions, which the Management Board intends to submit to the Extraordinary General Meeting of Shareholders convened for December 19, 2005:

Resolution no. 1

1. Pursuant to Art. 385 § 1 of the Polish Commercial Companies Code as well as the stipulations of § 20 item 1. and § 21 item 2 of the Company's Statutes, the Extraordinary General Meeting of Shareholders hereby resolves to appoint Mr. to the Supervisory Board of Agora SA.

2. Point 1. of the resolution comes into force on the day of its adoption.

Resolution no. 2

1. Pursuant to art. 385 § 1 of the Polish Commercial Companies Code as well as the stipulations of § 18 item 2, § 20 item 1. and § 21 item 2 of the Company's Statutes, the Extraordinary General Meeting of Shareholders hereby resolves to appoint Mr. for the chairman of the Supervisory Board of Agora SA.

2. Point 1. of the resolution shall come into force following the day of the Annual General Meeting of Shareholders convened to adopt the Company's financial statements for the year 2005.

Resolution no. 3

According to § 37 section 2 of the Company's Statutes, the Extraordinary General Meeting of Shareholders creates the reserve capital to account for non - cash expense related to stock incentive plans. According to IFRS 2, the reserve capital shall include the increase in the Company's equity by the fair value of financial instruments granted as a part of incentive plans related to Agora's shares.

Disposal of shares by a person holding a managerial position in Agora

29-11-2005

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on November 29th, 2005 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments. According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, sold 955 ordinary bearer shares of Agora SA. The sale of shares was executed at the broker's discretion during Warsaw Stock Exchange trading session on November 28th, 2005. The sale price stood at PLN 68.50 per share.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: " persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Sale of shares in City Radio Sp. z o.o.

30-11-2005

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs of disposal by Agora of 1 701 (say: one thousand seven hundred and one) shares constituting 49,98% of the share capital of the company under the business name "City Radio" Sp. z o.o. with its seat in Czestochowa ("City Radio"). After the transaction Agora holds 1 702 shares constituting 50.02% of the share capital of City Radio. The sell price of the shares totaled PLN 5,000.

Additional information:

1) The disposal of shares took place on the basis of share disposal agreement entered into on 29 November 2005 by Agora and the purchaser of shares - Grupa Radiowa Agory Sp. z o.o. with its seat in Warsaw.

2) The total nominal value of sold shares equals PLN 850,500.

3) Book value of sold shares in the issuer's books amounted to PLN 610,070.67. The aforementioned amount includes impairment loss of the value of the sold shares in the amount of 240,429.33.

4) Agora holds 100% of shares in Grupa Radiowa Agory Sp. z o.o.

5) Sold assets make up over 20% of Elita's share capital thus meeting the criterion of material value assets.

Resignations from the membership in Supervisory Board

30-11-2005

In reference to the current report no. 97/2005 concerning the convention of the Extraordinary General Meeting of Shareholders for December 19th ,2005, the Management Board of Agora SA with its registered seat in Warsaw (Agora), informs that it received notification from:

- Mr. Stanislaw Soltysinski about his resignation from the membership and a function of the Chairman of the Supervisory Board of Agora SA. His resignation shall be effective following the day of the Annual General Meeting of Shareholders convened to adopt the Company's financial statements for the year 2005.

- Ms. Anna Fornalczyk from her membership in Agora's Supervisory Board. The resignation shall be effective from December 19th, 2005 (the day for which the Extraordinary General Meeting of Shareholders was convened).

Completion of Agora's buy-back Program and its execution from November 25th until November 30th, 2005

02-12-2005

The Management Board of Agora SA (Company) announces that , between November 25th and November 30th , 2005, during the trading sessions on the main market of the Warsaw Stock Exchange, the Company purchased its own shares in the amount of 39 458 at the nominal value of PLN 1 per share. Acquired shares give right to 39 458 votes at the General Meeting of Shareholders and constitute 0.07% of the Company's share capital. The average price of shares stood at PLN 68,22.

The funds allocated by Agora's Annual General Meeting of Shareholders on June 22, 2005 for the execution of the Program, commenced on August 18, 2005 ("Program") for the purpose of their redemption (see: current report no. 37/2005 dated June 23, 2005 and current report no. 49/2005 dated August 4, 2005) has been depleted.

Since the commencement of the Program, a total of 1 779 990 of Company's own shares was repurchased at the nominal value of PLN 1 each. Total expenditure on the execution of the Program including the shares repurchase costs and other planned costs related to the Program amounted to PLN 120 mln. The average unit price for shares amounted to PLN 67,28. The Company's shares purchased within the Program give right to 1 779 990 votes at the General Shareholders Meeting and constitute 3.14% of the Company's share capital.

Continuation of capital restructuring in the Agora Radio Group

02-12-2005

The Management Board of Agora SA in Warsaw (Agora) informs that on December 1st , 2005 the Extraordinary General Meeting of Shareholders of the company under the business name Grupa Radiowa Agory Sp. z o.o. (GRA), the subsidiary company of Agora SA, adopted a resolution on increasing Company's share capital amounting to PLN 5,026,000 (say: five million twenty six thousand) divided into 10.052 (say: ten thousand fifty two) equal shares each worth PLN 500 by next 5,378,000 (say: five million three hundred seventy eight thousand) constituting new 10,756 (say: ten thousand seven hundred fifty six) shares each of nominal value PLN 500. All new shares in the increased capital shall be acquired by Agora SA, holding 100 % of GRA's share capital.

Agora SA shall acquire shares in GRA's increased capital for the in kind contribution in 10 radio companies, in the following way:

a) 1,138 (say: one thousand one hundred thirty eight) for in kind contribution of 1,368 (say: one thousand three hundred sixty eight) shares in the company under the business name "Radio Trefl" Sp. z o. o. with its registered seat in Gdańsk, entered into the commercial register under the number KRS 59999;

b) 1,174 (say: one thousand one hundred seventy four) shares for in kind contribution of 55,644 (say: fifty five thousand six hundred forty four) shares in the company under the business name "KKK FM" S.A. with its registered seat in Wrocław, entered into the commercial register under the number KRS 34850;

c) 55 (say: fifty five) shares for in kind contribution of 1,197 (say: one thousand one hundred ninety seven) shares in the company under the business name "O'le" Sp. z o. o. with its registered seat in Opole, entered into the commercial register under the number KRS 43670;

d) 3,970 (say: three thousand nine hundred seventy) shares for in kind contribution of 1,122 (say: one thousand one hundred twenty two) shares in the company under the business name "Karolina" Sp. z o. o. with its registered seat in Tychy, entered into the commercial register under the number KRS 67539;

e) 705 (say: seven hundred five) shares for in kind contribution of 2,595 (say: two thousand five hundred ninety five) shares in the company under the business name "Radio Na Fali" Sp. z o. o. with its registered seat in Szczecin, entered into the commercial register under the number KRS 112009;

f) 1 (say: one) share for in kind contribution of 411 (say: four hundred eleven) shares in the company under the business name "ROM" Sp. z o. o. with its seat in Warsaw , entered into the commercial register under the number KRS 68395;

g) 304 (say: three hundred and four) shares for in kind contribution of 102 (say: one hundred and two) shares in the company under the business name "Radio Pomoże" Sp. z o. o. with its seat in Bydgoszcz, entered into the commercial register under the number KRS 109343;

h) 1 (say: one) share for in kind contribution of 66 (say: sixty six) shares in the company under the business name "Twoje Radio" Sp. z o. o. with its registered seat in Wałbrzych, entered into the commercial register under the number KRS 45752;

i) 2,115 (say: two thousand one hundred and fifteen) shares for in kind contribution of 11,220 (say: eleven thousand two hundred and twenty) shares in the company under the business name "Wibor" Sp. z o. o. with its registered seat in Nowy Sącz, entered into the commercial register under the number KRS 65640;

j) 1,293 (say: one thousand two hundred and ninety three) for in kind contribution of 51 (say: fifty one) shares in the company under the business name "Radio Wanda" Sp. z o. o. with its registered seat in Cracow , entered into the commercial register under the number KRS 11886.

Agora holds 100 % of shares which entitle Agora to 100% of votes at the shareholders meeting of GRA.

After the increase the initial capital of the GRA shall amount to PLN 10,404,000.

The value of non-monetary assets amounts to PLN 26,867,765.

The book value of assets contributed in the form of non-monetary shares in Agora's books equals to 13,646,162.01.

The shares which Agora shall acquire constitute over 20% of GRA's share capital thus meet the criterion of material value assets.

"NOWY DZIEN" copy sales

14-12-2005

Company's announcement

The Management Board of Agora SA with its seat in Warsaw ("the Company") hereby informs that according to the Company's estimates, in November 2005, average daily copy sales of "NOWY DZIEN" newspaper reached 212 thousand. Audited data for the above period by ZKDP (Circulation Audit Office) will be available in the first week of January 2006.

Disposal of shares by a person holding a managerial position in Agora

14-12-2005

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on December 14th , 2005 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments. According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, sold 391 ordinary bearer shares of Agora SA. The sale of shares was executed on the basis of price limit order during Warsaw Stock Exchange trading session on December 14th , 2005. The sale price stood at PLN 66.50 (371 shares) and PLN 66.60 (20 shares).

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Resolutions of the EGM on December 19, 2005

20-12-2005

The Management Board of Agora SA hereby announces the resolutions of the Extraordinary General Meeting of Shareholders held on December 19, 2005.

Resolution no.1

1. Pursuant to Art. 385 § 1 of the Polish Commercial Companies Code as well as the stipulations of § 20 item 1 and § 21 item 2 of the Company's Statutes, the Extraordinary General Meeting of Shareholders hereby resolves to appoint Mr. Sławomir Sikora to the Supervisory Board of Agora SA.

2. Point 1. of the resolution comes into force on the day of its adoption.

Resolution no.2

1. Pursuant to art. 385 § 1 of the Polish Commercial Companies Code as well as the stipulations of § 18 item 2, § 20 item 1 and § 21 item 2 of the Company's Statutes, the Extraordinary General Meeting of Shareholders hereby resolves to appoint Mr. Andrzej Szlęzak for the chairman of the Supervisory Board of Agora SA.

2. Point 1. of the resolution shall come into force following the day of the Annual General Meeting of Shareholders convened to adopt the Company's financial statements for the year 2005.

Resolution no.3

According to § 37 section 2 of the Company's Statutes, the Extraordinary General Meeting of Shareholders creates the reserve capital to account for non - cash expense related to stock incentive plans. According to IFRS 2, the reserve capital shall include the increase in the Company's equity by the fair value of financial instruments granted as a part of incentive plans related to Agora's shares.

Disposal of shares by a person holding a managerial position in Agora

20-12-2005

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on December 20th, 2005 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments. According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, sold 1.000 ordinary bearer shares of Agora SA. The sale of shares was executed at the broker's discretion during Warsaw Stock Exchange trading session on December 15th, 2005. The sale price stood at PLN 69.20 per share.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: " persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Information on appointment of the Company's Supervisory Board members

20-12-2005

The Management Board of Agora SA with its seat in Warsaw, hereby informs, on the basis of the resolutions of the Extraordinary General Meeting of Shareholders of December 19, 2005, on the appointment of the following members of the Company's Supervisory Board:

1) Mr. Slawomir S. Sikora - President of the Management Board of Bank Handlowy w Warszawie S.A.,

appointed as a member of Agora's Supervisory Board. The election is effective as of the date of its approval.

2) Mr. Andrzej Szlezak, - doctor of law, Senior Partner of law firm Soltysinski, Kawecki & Szlezak, as the chairman of the Supervisory Board. The appointment shall be effective following the day of the Annual General Meeting of Shareholders convened to adopt the Company's financial statements for the year 2005.

Shareholders exercising more than 5% of voting rights at the EGM

20-12-2005

The Management Board of Agora SA announces that on 19 December 2005 the following shareholders held 5% or more of the total number of votes at the Extraordinary General Meeting of Shareholders:

Shareholder	No. of shares	No. of votes	% of total no. of votes at EGM
Agora - Holding Sp. z o.o.	10 552 176	27 678 576	74.87%
Deutsche Bank Trust Company Americas	2 543 710	2 543 710	6.88%

Disposal of shares by a person holding a managerial position in Agora

22-12-2005

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on December 22nd, 2005 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments. According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, sold 1.000 ordinary bearer shares of Agora SA. The sale of shares was executed at the broker's discretion during Warsaw Stock Exchange trading session on December 21st, 2005. The sale price stood at PLN 69.50 per share.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: " persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

27-12-2005

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on December 23rd , 2005 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments. According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, sold 700 ordinary bearer shares of Agora SA. The sale of shares was executed on the basis of price limit order during Warsaw Stock Exchange trading session on December 19th , 2005. The sale price stood at PLN 68.00 per share.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: " persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

04-01-2006

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on January 4th, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments. According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, sold 11.528 ordinary bearer shares of Agora SA. The sale of shares was executed at the broker's discretion during Warsaw Stock Exchange trading sessions on January 2nd and 3rd , 2006. The sale price stood at PLN 69.70 per share.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

06-01-2006

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on January 6th, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments. According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, sold 7 571 ordinary bearer shares of Agora SA. The sale of shares was executed on the basis of price limit order during Warsaw Stock Exchange trading session on January 3rd, 2006. The sale price stood at PLN 70.00 per share.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: " persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

09-01-2006

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on January 6th , 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments. According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, sold 1800 ordinary bearer shares of Agora SA. The sale of shares was executed on the basis of price limit order during Warsaw Stock Exchange trading session on January 2nd, 2006. The sale price stood at PLN 69.00 per share.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

10-01-2006

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on January 10th , 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments. According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, sold 1000 ordinary bearer shares of Agora SA. The sale of shares was executed at the broker's discretion during Warsaw Stock Exchange trading session on January 4th , 2006. The sale price stood at PLN 71.50 per share.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

10-01-2006

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on January 10th , 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments. According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, sold 10 000 ordinary bearer shares of Agora SA. The sale of shares was executed at the broker's discretion during Warsaw Stock Exchange trading session on January 6th , 2006. The sale price stood at PLN 72.40 per share.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

10-01-2006

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on January 10th , 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments. According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, sold 10 000 ordinary bearer shares of Agora SA. The sale of shares was executed at the broker's discretion during Warsaw Stock Exchange trading session on January 6th , 2006. The sale price stood at PLN 72.40 per share.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Disposal of shares by a person holding a managerial position in Agora

16-01-2006

The Management Board of Agora SA with its seat in Warsaw (the Company), hereby announces that on January 16th, 2006 Agora received a notification in conformity with art. 160 of the Act on public trading of financial instruments. According to the above mentioned notification, a person holding a managerial position in Agora's organizational structure and having access to inside information related to issuer, sold 632 ordinary bearer shares of Agora SA. The sale of shares was executed on the basis of price limit order during Warsaw Stock Exchange trading session on January 12th, 2006. The sale price stood at PLN 72.00 per share.

Act on Trading in Financial Instruments ("Act") dated July 29th, 2005 imposes on Agora, as an issuer of securities, additional disclosure obligation. To date, Agora was disclosing information about transactions on Agora's shares executed by the Management Board Members. Currently, Agora shall publicly announce information about such transactions performed, according to art 160.1 of the Act, by: "persons: 1) who are members of the issuer's management and supervisory bodies or who are issuer's proxies, 2) other persons who hold management post in the organizational structure of the issuer, have permanent access to inside information related, whether directly or indirectly, to the issuer, and are authorized to make decisions concerning the issuer's development and economic prospects."

Continuation of capital restructuring in the Agora Radio Group

17-01-2006

In connection with the current report no. 90/2005 dated November 3rd, 2005 regarding conditional sale agreement of 100% share capital of the company under the business name "Radio Lokalne Zielona Gora" Sp. z o.o. executed between Agora SA and Region Sp. z o.o. with its seat in Krakow, the Management Board of Agora SA hereby informs that the conditions precedent to the above mentioned agreement have been met. On January 16th, 2006, Radio Lokalne Zielona Gora received the information that the Chairperson of the National Broadcasting Council (KRRiTV) granted the consent to Radio Lokalne Zielona Gora to dispose all its shares to Region Sp. z o.o. and to change the licence for broadcasting of radio program via the change of the broadcast program name from "Radio Blue 101,7 FM" for "RMF MAXXX", and also via the change of the program formula for the one agreed by the parties.

Continuation of capital restructuring in the Agora Radio Group

27-01-2006

The Management Board of Agora SA with its seat in Warsaw (Agora), in relation to the current report no. 107/2005 dated December 2nd, 2005, informs that it has been notified that on January 20th, 2006 the Warsaw District Court registered the increase of the share capital of Grupa Radiowa Agory Sp. z o.o. (GRA), the subsidiary company of Agora SA. The increase of capital by PLN 5.378.000 was conducted by constituting new 10,756 shares at the nominal value of PLN 500 each by means of in-kind contribution in 10 radio companies (for details see current report no. 107/2005 dated December 2nd, 2005).

After the registration, the share capital of GRA amounts to PLN 10,404,000 and is divided into 20,808 shares at the nominal value of PLN 500 each, entitling to 20,808 votes at the General Shareholders Meeting of Grupa Radiowa Agory Sp. z o.o.

The value of non-monetary assets amounts to PLN 26,867,765.

The book value of assets contributed in the form of non-monetary shares in Agora's books equals to 13,646,162.01.

Agora SA holds 100% of GRA's share capital.

Continuation of capital restructuring in the Agora Radio Group

08-02-2006

The Management Board of Agora SA with its seat in Warsaw ("Agora") hereby informs of acquiring shares in the company under the business name Tres Sp. z o.o., with its seat in Sieradz- (hereinafter referred to as "Tres"), the broadcaster of the radio program "Zlote Przeboje 101,3 FM". Before the transaction Agora held 48.51% of the share capital of Tres. As the result of the transaction between Agora and three individuals- shareholders of Tres (collectively referred to as the "Vendor"), Agora acquired shares constituting a 51.49% stake of the share capital of Tres. As the result Agora owns 100 % of the share capital of Tres, entitling Agora to exercise 100% of voting rights at the Annual General Meeting of Shareholders.

Additional information:

1) The investment is of a long-term nature and was financed from Agora's equity.

2) The acquisition of shares took place on February 7, 2006 on the basis of a share disposal agreement between Agora and three individuals- shareholders of Tres.

3) On the basis of the above agreement Agora acquired 104 shares in the share capital of Tres with a total nominal value of PLN 52,000 at the total price of PLN 2,200,120.

4) The book value of the acquired shares in the issuer's books is PLN 2,222,121.

5) The Vendor sold all its shares in Tres. Both, the Vendor and Agora were the shareholders of Tres, Agora held 48.51% of the share capital of the company.

6) Acquired shares constitute over 20% of the share capital of Tres and meet the criterion of material value assets.